Exhibit 99.1

EXECUTION VERSION

61,225,000 Units

Aurora Cannabis Inc.

UNDERWRITING AGREEMENT

May 27, 2022

May 27, 2022

Canaccord Genuity Corp.

BMO Nesbitt Burns Inc.

ATB Capital Markets Inc.

Cantor Fitzgerald Canada Corporation

CIBC World Markets Inc.

Stifel Nicolaus Canada Inc.

c/o Canaccord Genuity Corp.

P.O. Box 516

161 Bay Street, Suite 3000

Toronto, ON M5J 2S1

c/o BMO Nesbitt Burns Inc.

100 King Street West, 3rd Floor

Toronto, ON M5X 1H3

Ladies and Gentlemen:

Aurora Cannabis Inc., a corporation incorporated under the laws of British Columbia (the “Corporation”), proposes to sell to the several Underwriters named in Schedule I hereto (the “Underwriters”) an aggregate of 61,225,000 units (the “Firm Units”). Each Firm Unit shall consist of one common share of the Corporation (each a “Firm Share” and, collectively, the “Firm Shares”) and one common share purchase warrant of the Corporation (each, a “Firm Warrant” and, collectively, the “Firm Warrants”). The Firm Warrants and the Additional Warrants (as defined below), as applicable, shall be created and issued pursuant to a warrant indenture (the “Warrant Indenture”) to be dated as of the Closing Date (as defined in Section 5 hereof) between the Corporation and Computershare Trust Company of Canada, in its capacity as warrant agent thereunder (the “Warrant Agent”), and each Firm Warrant and Additional Warrant will entitle the holder thereof to acquire one common share of the Corporation (each a “Warrant Share” and, collectively, the “Warrant Shares”) at a price of US$3.20 per Warrant Share, for a period of 36 months from the Closing Date.

The Corporation also proposes to sell to the several Underwriters (the “Over-Allotment Option”) not more than an additional 9,183,750 units (the “Additional Units”) if and to the extent that Canaccord Genuity Corp. (“CGF”) and BMO Nesbitt Burns Inc. (“BMO”), as the bookrunners (the “Bookrunners” or “you”) of the offering, shall have determined to exercise, on behalf of the Underwriters, the right to purchase such units granted to the Underwriters in Section 3 hereof. Each Additional Unit shall consist of one common share of the Corporation (each an “Additional Share” and, collectively, the “Additional Shares”) and one common share purchase warrant of the Corporation (each common share purchase warrant being an “Additional Warrant” and collectively the “Additional Warrants”). The Over-Allotment Option may be exercised by the Underwriters in respect of: (i) Additional Units at the Purchase Price (as defined below); (ii) Additional Shares at a price of US$2.21 per Additional Share; or (iii) Additional Warrants at a price of US$0.24 per Additional Warrant; or (iv) any combination of Additional Shares and/or Additional Warrants so long as the aggregate number of Additional Shares and Additional Warrants that may be issued under the Over-Allotment Option does not exceed 9,183,750 Additional Shares and 9,183,750 Additional Warrants. The Firm Units and the Additional Units are hereinafter collectively referred to as the “Offered Units”, the Firm Shares and the Additional Shares are hereinafter collectively referred to as the “Shares”, and the Firm Warrants and the Additional Warrants are hereinafter collectively referred to as the “Warrants”.

The Underwriters understand that the Corporation intends to allocate US$2.21 of the Purchase Price as consideration for the issue of each Share and US$0.24 of the Purchase Price as consideration for each Warrant.

The Corporation is qualified under Canadian Securities Laws (as defined below), including the rules and procedures established pursuant to National Instrument 44-101 – Short Form Prospectus Distributions and National Instrument 44-102 – Shelf Distributions (the “Shelf Procedures”), for the distribution of the Offered Units in each of the Canadian Qualifying Jurisdictions (as defined below) pursuant to a final short form base shelf prospectus. A preliminary short form base shelf prospectus and a final short form base shelf prospectus, in each case, in respect of up to US$1,000,000,000 of common shares, warrants, options, subscription receipts, debt securities and units of the Corporation (the “Shelf Securities”) have been filed with the Alberta Securities Commission (the “ASC”), as “principal regulator” (as defined under Multilateral Instrument 11-102 – Passport System (“MI 11-102”)) (“Principal Regulator”), and with each of the other securities commissions or similar regulatory authorities (together with the ASC, the “Canadian Securities Commissions”) in each of the provinces of Canada (except Québec) (the “Canadian Qualifying Jurisdictions”) in respect of the offering of the Shelf Securities; a receipt has been obtained from the ASC in its capacity as Principal Regulator, representing the deemed receipt of each of the other Canadian Securities Commissions pursuant to MI 11-102 and National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions (collectively, the “Passport System”) in respect of such preliminary short form base shelf prospectus in the form heretofore delivered to the Underwriters (together with all documents filed in connection therewith and all documents incorporated by reference therein); and a receipt (the “Final Receipt”) has been obtained from the ASC in its capacity as Principal Regulator, representing the deemed receipt of each of the other Canadian Securities Commissions pursuant to the Passport System in respect of such final short form base shelf prospectus in the form heretofore delivered to the Underwriters (together with all documents filed in connection therewith and all documents incorporated by reference therein). No order having the effect of ceasing or suspending the distribution of the Shelf Securities (including any Shares and Warrants) has been issued by the ASC or any other Canadian Securities Commission and no proceeding for that purposes has been initiated, or, to the Corporation’s knowledge, threatened by the ASC or any other Canadian Securities Commission. The final short form base shelf prospectus filed with the ASC as Principal Regulator and with each of the other Canadian Securities Commissions on or before the date of this Agreement for which a receipt has been issued by the ASC in its capacity as Principal Regulator, representing the deemed receipt of each of the other Canadian Securities Commissions pursuant to the Passport System, is hereinafter called the “Canadian Base Prospectus”. The draft shelf prospectus supplement, filed with the Canadian Securities Commissions on May 26, 2022, relating to the offering of the Offered Units in the Canadian Qualifying Jurisdictions, which excludes the public offering price and other final terms relating to such offering, together with the Canadian Base Prospectus, is hereinafter called the “Canadian Preliminary Prospectus”; the shelf prospectus supplement relating to the offering of the Offered Units in the Canadian Qualifying Jurisdictions, which includes the public offering price and other final terms relating to the offering of the Offered Units omitted from the Canadian Preliminary Prospectus, to be filed with the ASC as Principal Regulator and with each of the other Canadian Securities Commissions in accordance with the Shelf Procedures and in accordance with Section 8(b) hereof, is hereinafter called the “Canadian Supplement” and together with the Canadian Base Prospectus, is hereinafter called the “Canadian Prospectus”; the shelf prospectus supplement relating to the issuance of the Warrant Shares upon exercise of the Warrants to be filed with the ASC as Principal Regulator and with each of the other Canadian Securities Commissions in accordance with the Shelf Procedures and in accordance with Section 8(c) hereof is hereinafter called the “Canadian Warrant Prospectus” and it is understood and agreed to by the Underwriters that the Canadian Warrant Prospectus will not be filed in respect of, and will not qualify any distribution of, the Warrant Shares upon exercise of the Warrants in any province or territory of Canada. As used herein, the terms “Canadian Base Prospectus”, “Canadian Preliminary Prospectus”, “Canadian Supplement”, “Canadian Prospectus” and “Canadian Warrant Prospectus” shall include the documents incorporated by reference therein from time to time.

The Corporation has filed with the United States Securities and Exchange Commission (the “Commission” or “SEC”) a registration statement on Form F-10 (File No. 333-254096), relating to the Shelf Securities, and an appointment of agent for service of process on Form F-X (a “Form F-X”), relating to the registration statement; there are no reports or other information that in accordance with the requirements of the ASC or any Canadian Securities Commission must be made publicly available in connection with the offering of the Offered Units that have not been made publicly available as required, other than the Canadian Supplement, the U.S. Prospectus, the Canadian Warrant Prospectus and the U.S. Warrant Prospectus, each of which will be filed prior to the Closing Date; there are no documents required to be filed with the ASC or any Canadian Securities Commission in connection with the Prospectuses (as defined below) that have not been filed as required; there are no contracts, documents or other materials required to be described or referred to in the Registration Statement (as defined below) or the Prospectuses or to be filed or incorporated by reference as exhibits to the Registration Statement that are not described, referred to or filed or incorporated by reference as required. The registration statement as amended to the date of this Agreement is hereinafter called the “Registration Statement”; the base prospectus relating to the Shelf Securities filed as part of the Registration Statement, in the form in which it has most recently been filed with the Commission on or prior to the date of this Agreement, is hereinafter called the “U.S. Base Prospectus”. For purposes of this Agreement, “U.S. Preliminary Prospectus” means the preliminary prospectus supplement, dated May 26, 2022, relating to the offering of the Offered Units which excludes the public offering price and other final terms, together with the U.S. Base Prospectus, filed in accordance with the Commission pursuant to General Instruction II.L of Form F-10; “U.S. Prospectus” means the final prospectus supplement relating to the offering of the Offered Units which includes the public offering price and other final terms omitted from the U.S. Preliminary Prospectus, together with the U.S. Base Prospectus, to be filed with the Commission pursuant to General Instruction II.L of Form F-10 in accordance with Section 8(b) hereof; and “U.S. Warrant Prospectus” means the Canadian Warrant Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission, relating to the issuance of the Warrant Shares upon exercise of the Warrants, to be filed with the Commission pursuant to General Instruction II.L of Form F-10 in accordance with Section 8(c) hereof. As used herein, the terms “Registration Statement”, “U.S. Base Prospectus”, “Time of Sale Prospectus”, “U.S. Preliminary Prospectus”, “U.S. Prospectus” and “U.S. Warrant Prospectus” shall include the documents incorporated by reference therein from time to time.

For purposes of this Agreement, “free writing prospectus” has the meaning set forth in Rule 405 under the U.S. Securities Act of 1933, as amended (the “Securities Act”), “Time of Sale Prospectus” means the U.S. Preliminary Prospectus together with the term sheet and other free writing prospectuses, if any, each identified in Schedule II hereto, in each case, exclusive of any amendment or supplement subsequent to the execution of this Agreement, and “Applicable Time” means 9:30 am (Toronto Time) on May 27, 2022.

The Terms “supplement,” “amendment,” and “amend” as used herein with respect to the Registration Statement, the Canadian Base Prospectus, the Canadian Preliminary Prospectus, the Canadian Prospectus, the U.S. Base Prospectus, the U.S. Preliminary Prospectus, the U.S. Prospectus, the Time of Sale Prospectus or any free writing prospectus shall include any document subsequently filed by the Corporation pursuant to the Shelf Procedures or the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the case may be, that is deemed to be incorporated by reference therein. As used herein, “Base Prospectuses” shall mean, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus; “Preliminary Prospectuses” shall mean, collectively, the Canadian Preliminary Prospectus and the U.S. Preliminary Prospectus; and “Prospectuses” shall mean, collectively, the Canadian Prospectus and the U.S. Prospectus, as amended or supplemented, if applicable.

1. Representations and Warranties of the Corporation. The Corporation represents and warrants to and agrees with each of the Underwriters and acknowledges that each of the Underwriters is relying upon such representations and warranties in connection with its execution and delivery of this Agreement that:

(a) The Registration Statement has become effective; no stop order suspending the effectiveness of the Registration Statement is in effect, and no proceedings for such purpose are pending before or, to the Corporation’s knowledge, threatened by the Commission; the Final Receipt has been obtained from the Canadian Securities Commissions and no order or action that would have the effect of suspending the distribution of the Offered Units has been issued or taken by any Canadian Securities Commission and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Corporation, are contemplated by any Canadian Securities Commission; and any request made to the Corporation on the part of any Canadian Securities Commission for additional information has been complied with.

(b) (i) The Registration Statement did not contain, as of the Applicable Time, and as of the Closing Date will not contain, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the Canadian Prospectus and any amendment or supplement thereto will, when the Canadian Supplement (or any applicable amendment and/or supplement thereto) is filed, contain full, true and plain disclosure of all material facts relating to the Corporation and the Shares and the Warrants as required by Canadian Securities Laws (as defined below), and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, (iii) the Registration Statement, the U.S. Preliminary Prospectus and the U.S. Prospectus comply and will comply at the time of filing and at the Closing Date in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder, (iv) the Canadian Preliminary Prospectus, the Canadian Prospectus and any amendment or supplement thereto comply and will comply at the time of filing and at the Closing Date in all material respects with Canadian Securities Laws, (v) the Time of Sale Prospectus, as of the Applicable Time did not, as of the date hereof does not, and at the time of each sale of the Offered Units in connection with the offering when the U.S. Prospectus is not yet available to prospective purchasers, the Time of Sale Prospectus, as then amended or supplemented by the Corporation, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (vi) each of the Prospectuses as of their dates and as of the Closing Date does not contain and will not contain any untrue statement of a material fact or omit to state a material fact, necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading as required by Canadian Securities Laws, except that the representations and warranties set forth in this paragraph do not apply to statements or omissions in the Registration Statement, the Time of Sale Prospectus or the Prospectuses based upon information relating to any Underwriter furnished to the Corporation in writing by such Underwriter expressly for use therein. The Form F-X conforms in all material respects with the requirements of the Securities Act and the rules and regulations of the Commission under the Securities Act.

(c) The Corporation has complied with all applicable securities laws in each of the Canadian Qualifying Jurisdictions, including the respective rules and regulations made thereunder together with applicable published national and local instruments, policy statements, notices, blanket rulings and orders of the Canadian Securities Commissions and all discretionary rulings and orders applicable to the Corporation, if any, of the Canadian Securities Commissions (collectively, “Canadian Securities Laws”), required to be complied with by the Corporation to qualify the distribution of the Offered Units, the Shares and the Warrants to the public as contemplated hereby in each of the Canadian Qualifying Jurisdictions except for the filing of the Canadian Supplement.

(d) Any free writing prospectus that the Corporation is required to file pursuant to Rule 433(d) under the Securities Act has been, or will be, filed with the Commission in accordance with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder. Each free writing prospectus that the Corporation has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act or that was prepared by or on behalf of or used or referred to by the Corporation complies or will comply in all material respects with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder. Except for the free writing prospectuses, if any, identified in Schedule II or III hereto, and electronic road shows, if any, each furnished to you before first use, the Corporation has not prepared, used or referred to, and will not, without your prior consent, prepare, use or refer to, any free writing prospectus. The Corporation meets the general eligibility requirements for use of Form F-10 under the Securities Act.

(e) Each document filed or to be filed with the Canadian Securities Commissions and incorporated by reference in the Canadian Preliminary Prospectus or the Canadian Prospectus, when such documents were or are filed with the Canadian Securities Commissions, conformed or will conform when so filed in all material respects with Canadian Securities Laws, and none of such documents, as of their respective dates, contained or will contain any untrue statement of material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; each document, if any, filed or to be filed pursuant to the Exchange Act and incorporated by reference in the Time of Sale Prospectus or the U.S. Prospectus complied or will comply when so filed in all material respects with the Exchange Act and the applicable rules and regulations of the Commission thereunder, and none of such documents, as of their respective dates, contained or will contain any untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions contained in the Canadian Preliminary Prospectus, the Canadian Prospectus, the Time of Sale Prospectus, the U.S. Preliminary Prospectus or the U.S. Prospectus based upon information relating to any Underwriter furnished to the Corporation in writing by such Underwriter expressly for use therein.

(f) The Corporation’s outstanding common shares are listed on the Toronto Stock Exchange (the “TSX”) and Nasdaq (the “Nasdaq”) and (i) the Shares and Warrant Shares will be listed and posted for trading on the TSX and Nasdaq upon the Corporation complying with the usual conditions imposed by the TSX and Nasdaq, as applicable, with respect thereto and (ii) the Warrants will be listed and posted for trading on the TSX upon the Corporation complying with the usual conditions imposed by the TSX with respect thereto, subject to distribution of the Warrants to the applicable minimum number of public securityholders pursuant to the offering of the Offered Units. The Corporation has taken no action designed to, or likely to have the effect of, delisting the Corporation’s common shares from the TSX or Nasdaq, nor has the Corporation received any notification that any Governmental Authority (as defined below), the TSX or Nasdaq is contemplating terminating such listing. The Corporation is subject to, and is in full compliance in all material respects with the policies, rules and regulations of the TSX and the policies, rules and regulations of Nasdaq.

(g) KPMG LLP, the Corporation’s auditors, are independent public accountants with respect to the Corporation and its consolidated subsidiaries (the “Subsidiaries”) as required under applicable Canadian Securities Laws and U.S. Securities Laws (as defined below). There has never been a “reportable event” (within the meaning of National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”)) between the Corporation and such auditors or any former auditors of the Corporation. The responsibilities and composition of the Corporation’s audit committee comply with, and the audit committee operates in accordance with, National Instrument 52-110 – Audit Committees and the applicable requirements of Nasdaq. “U.S. Securities Laws” means the Securities Act and the Exchange Act, and applicable state securities laws.

(h) The consolidated financial statements and related notes of the Corporation and the Subsidiaries contained or incorporated by reference in the Registration Statement, Time of Sale Prospectus and Prospectuses (the “Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, applied on a consistent basis throughout the periods specified, except as may be expressly stated in the notes thereto, contain no misstatements of material fact and present fairly, in all material respects, the financial condition of the Corporation on a consolidated basis as at the date thereof and the results of the operations and cash flows of the Corporation on a consolidated basis for the periods then ended and contain and reflect adequate provisions or allowance for all reasonably anticipated liabilities, expenses and losses of the Corporation on a consolidated basis that are required to be disclosed in such financial statements and there has been no material change in accounting policies or practices of the Corporation since June 30, 2021. There are no material liabilities of the Corporation or any Subsidiary whether direct, indirect, absolute, contingent or otherwise required to be disclosed in the Financial Statements which are not disclosed or reflected in the Financial Statements except those disclosed in the Registration Statement, Time of Sale Prospectus and Prospectuses. The financial information of the Corporation included in the Registration Statement, Time of Sale Prospectus and Prospectuses has been prepared on a basis consistent with that of the Financial Statements and the books and records of the Corporation and presents fairly in all material respects the consolidated financial position, results of operations, deficit and cash flow of the Corporation, respectively, as at the dates and for the periods indicated. Other than the financial statements contained or incorporated by reference in the Registration Statement, Time of Sale Prospectus and Prospectuses, no other financial statements or supporting schedules would have been required to be included in the Registration Statement, Time of Sale Prospectus and Prospectuses under National Instrument 52-107 – Acceptable Accounting Principles and Auditing Standards and NI 51-102 under Canadian Securities Laws. The interactive data in the eXtensible Business Reporting Language incorporated by reference into the Registration Statement fairly presents the information called for in all material respects and has been prepared in accordance with the Commission’s rules and guidelines applicable thereto.

(i) To the knowledge of the Corporation, the statistical, industry and market related data included or incorporated by reference in the Registration Statement, Time of Sale Prospectus and Prospectuses are derived from sources which the Corporation reasonably believes to be accurate, reasonable and reliable, and such data agrees with the sources from which it was derived.

(j) With respect to forward-looking information contained or incorporated by reference in the Registration Statement, Time of Sale Prospectus and Prospectuses: (i) the Corporation had a reasonable basis for the forward-looking information at the time the disclosure was made; (ii) all forward-looking information is identified as such, and all such documents caution users of forward-looking information that actual results may vary from the forward-looking information and identifies material risk factors that could cause actual results to differ materially from the forward-looking information and states the material factors or assumptions used to develop forward-looking information; (iii) all future-oriented financial information (“FOFI”) and each financial outlook, if any (as defined in NI 51-102) has been prepared, to the extent such FOFI and financial outlook is comprised of measure(s) recognized under IFRS, in accordance with IFRS using the accounting policies the Corporation expects to use to prepare its historical financial statements for the period covered by the FOFI or the financial outlook; (iv) all FOFI presents fully, fairly and correctly in all material respects the expected results of the operations for the periods covered thereby; (v) all FOFI and each financial outlook (as defined in NI 51-102), if any, is based on assumptions that are reasonable in the circumstances, reflect the Corporation’s intended course of action, and reflect management’s expectations concerning the most probable set of economic conditions during the periods covered thereby; and (vi) all FOFI and each financial outlook (as defined in NI 51-102), if any, is limited to a period for which the information in the FOFI or financial outlook can be reasonably estimated.

(k) The statements set forth in the Registration Statement, Time of Sale Prospectus and Prospectuses under the headings “Material U.S. Federal Income Tax Considerations” and “Enforceability of Civil Liabilities by U.S. Investors,” insofar as such statements summarize legal matters, agreements, documents or proceedings discussed therein, are, in all material respects, accurate, complete and fair summaries of such legal matters, agreements, documents or proceedings.

(l) The statements set forth in the Prospectuses under the headings “Eligibility for Investment” and “Certain Canadian Federal Income Tax Considerations” are accurate summaries of the matters discussed therein, subject to the limitations, qualifications and assumptions set out therein.

(m) Computershare Trust Company of Canada, at its principal offices in Vancouver, British Columbia and Toronto, Ontario, has been duly appointed as the registrar and transfer agent of the Corporation in Canada with respect to the Shares, Warrant Shares and prior to the Closing Date will be duly appointed as the warrant agent for the Warrants and Computershare Trust Company, N.A. at its office in Canton, Massachusetts, has been duly appointed as co-transfer agent and co-registrar for the Shares and Warrant Shares in the United States and prior to the Closing Date will be duly appointed as co-warrant agent for the Warrants.

(n) Except as disclosed in the Registration Statement, Time of Sale Prospectus and Prospectuses, the Corporation has established and maintains disclosure controls and procedures (as defined in Canadian Securities Laws and U.S. Securities Laws) that: (i) are designed to provide reasonable assurance that information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by it under Canadian Securities Laws and U.S. Securities Laws is recorded, processed, summarized and reported within the time periods specified under Canadian Securities Laws and U.S. Securities Laws and include controls and procedures designed to ensure that information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted under Canadian Securities Laws and U.S. Securities Laws is accumulated and communicated to the Corporation’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure; (ii) have been evaluated by management of the Corporation for effectiveness as of the end of the Corporation’s most recent fiscal quarter; and (iii) are effective in all material respects to perform the functions for which they were established.

(o) Except as disclosed in the Registration Statement, Time of Sale Prospectus and Prospectuses, the Corporation and its Subsidiaries maintain a system of internal accounting and other controls sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Corporation and the Subsidiaries; (ii) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS; (iii) are designed to provide reasonable assurance that receipts and expenditures of the Corporation and the Subsidiaries are being made only in accordance with authorizations of management and directors of the Corporation; and (iv) are designed to provide reasonable assurance regarding prevention or timely detection of an unauthorized acquisition, use or disposition of the assets of the Corporation and the Subsidiaries that could have a material effect on the annual consolidated financial statements or interim consolidated financial statements of the Corporation. Except as disclosed in the Registration Statement, Time of Sale Prospectus and Prospectuses, the Corporation believes that the Corporation’s internal control over financial reporting (as such term is defined under Canadian Securities Laws and U.S. Securities Laws) is effective. Except as disclosed in the Registration Statement, Time of Sale Prospectus and Prospectuses, since the end of the Corporation’s most recent audited fiscal year, there have been no new significant deficiencies or material weakness in the Corporation’s internal control over financial reporting (whether or not remediated) and there have been no changes in the Corporation’s internal control over financial reporting that has materially adversely affected, or is reasonably likely to materially adversely affect, the Corporation’s internal control over financial reporting. The Corporation is in compliance with the certification requirements under National Instrument 52-109—Certification of Disclosure in Issuers’ Annual and Interim Filings with respect to the Corporation’s annual and interim filings with the Canadian Securities Commissions.

(p) No credit rating organization (i) has imposed (or has informed the Corporation that it is considering imposing) any condition (financial or otherwise) to retain any rating assigned to the Corporation or any of the Subsidiaries or to any securities of the Corporation or any of the Subsidiaries or (ii) has indicated to the Corporation that it is considering (A) the downgrading, suspension, or withdrawal of, or any review (or of any potential or intended review) for a possible change in, any rating so assigned (including, without limitation, the placing of any of the foregoing ratings on credit watch with negative or developing implications or under review with an uncertain direction) or (B) any change in the outlook for any rating of the Corporation or any of the Subsidiaries or any securities of the Corporation or any of the Subsidiaries.

(q) Each of the Corporation and its Subsidiaries is a corporation or company duly incorporated, continued, amalgamated or organized and validly existing under the laws of the jurisdiction in which it was incorporated, continued, amalgamated or organized, as the case may be, and has all requisite corporate power and authority and is duly qualified and holds all necessary material permits, licenses and authorizations necessary or required to carry on its business as now conducted and proposed to be conducted to own, lease or operate its properties and assets and no steps or proceedings have been taken by any person, voluntary or otherwise, requiring or authorizing its dissolution or winding up. Other than the Subsidiaries and other than as disclosed in the Registration Statement, Time of Sale Prospectus and Prospectuses, the Corporation has no direct or indirect Subsidiary nor any investment or any proposed investment in any person which in either case is or could be material to the business and affairs of the Corporation or which otherwise is required to be disclosed in the Registration Statement, Time of Sale Prospectus and Prospectuses.

(r) The authorized capital of the Corporation consists of an unlimited number of common shares, and unlimited number of Class “A” shares and an unlimited number of Class “B” shares, of which 227,346,576 common shares, no Class “A” shares and no Class “B” shares were issued and outstanding as of the close of business on the last business day preceding the date of this Agreement. In addition, the Corporation has outstanding share options, restricted share units, deferred share units, performance share options, warrants, and convertible debentures pursuant to which an aggregate of 25,317,022 common shares are issuable in accordance with the terms thereof. All of the issued and outstanding common shares of the Corporation or other equity interests of the Corporation and each of the Subsidiaries have been duly authorized and validly issued, are fully paid and non-assessable (with respect to such other equity interests, to the extent required by applicable law), have been issued in compliance with all applicable Canadian, U.S. federal and foreign securities laws and were not issued in violation of, and, except as have been waived or disclosed in the Registration Statement, Time of Sale Prospectus and Prospectuses, are not subject to, any pre-emptive or similar rights. The Shares, Warrants and Warrant Shares and all other outstanding shares or other equity interests of the Corporation conform and will conform in all material respects to the descriptions thereof set forth in the Registration Statement, Time of Sale Prospectus and Prospectuses and such descriptions conform to the rights set forth in the instruments defining the same. None of the Shares or Warrants will be issued in violation of any pre-emptive rights or other similar rights granted by the Corporation to any securityholder of the Corporation. The Corporation (either directly or indirectly through a Subsidiary) owns all of the issued and outstanding securities of each Subsidiary, free and clear of all encumbrances, claims or demands whatsoever and no person has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement, for the purchase from any person (other than the Corporation) of any interest in any of the shares of any Subsidiary.

(s) The Corporation has all necessary power and authority to execute, deliver and perform its obligations under this Agreement and the Warrant Indenture and, if applicable, will have the necessary corporate power and authority to execute and deliver any amendment to the Registration Statement or Prospectuses prior to the filing thereof, and all necessary corporate action has been taken by the Corporation to authorize the execution and delivery by it of the Registration Statement, Time of Sale Prospectus and Prospectuses and the filing thereof, as the case may be, in each of the Canadian Qualifying Jurisdictions under Canadian Securities Laws or with the Commission under the Securities Act, as applicable.

(t) The Corporation has duly authorized, executed and delivered this Agreement and this Agreement constitutes a legal, valid and binding obligation of the Corporation enforceable against it in accordance with its terms, except that the enforceability thereof may be subject to (i) bankruptcy, insolvency, reorganization, receivership, moratorium, fraudulent conveyance, fraudulent transfer or other similar laws now or hereafter in effect relating to creditors’ rights generally and (ii) general principles of equity (whether applied by a court of law or equity) and the discretion of the court before which any proceeding therefor may be brought.

(u) The Corporation has duly authorized the Warrant Indenture and the performance of the Corporation’s obligations thereunder, and when executed and delivered by the Corporation, assuming the due authorization, execution and delivery by the Warrant Agent, the Warrant Indenture will constitute a legal, valid and binding obligation of the Corporation enforceable against it in accordance with its terms, except that the enforceability thereof may be subject to (i) bankruptcy, insolvency, reorganization, receivership, moratorium, fraudulent conveyance, fraudulent transfer or other similar laws now or hereafter in effect relating to creditors’ rights generally and (ii) general principles of equity (whether applied by a court of law or equity) and the discretion of the court before which any proceeding therefor may be brought.

(v) Neither the Corporation nor any of the Subsidiaries is (i) in violation of its constating documents, or (ii) in default of the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, trust deed, joint venture, mortgage, loan agreement, note, lease or other agreement or instrument to which it is a party or by which it or its property may be bound, except in the case of clause (ii) for any such violations or defaults that would not result in a Material Adverse Effect. “Material Adverse Effect” means the effect resulting from any change (including a decision to implement such a change made by the board of directors or by senior management of the Corporation or any Subsidiary who believe that confirmation of the decision of the board of directors is probable), event, default, violation, inaccuracy or circumstance (i) that is materially adverse to the business, assets (including intangible assets), liabilities, capitalization, ownership, prospects, financial condition, or results of operations of the Corporation and the Subsidiaries, taken as a whole or (ii) would result in the Time of Sale Prospectus, Prospectuses or any amendment thereto containing a “misrepresentation” (within the meaning of applicable Canadian Securities Laws). To the knowledge of the Corporation, no counterparty to any material obligation, agreement, covenant or condition contained in any contract, indenture, trust deed, mortgage, loan agreement, note, lease or other agreement or instrument to which the Corporation or any Subsidiary is a party is in default in the performance or observance thereof, except where such violation or default in performance would not have a Material Adverse Effect.

(w) Except as disclosed in the Registration Statement, Time of Sale Prospectus and Prospectuses, each of the Corporation and the Subsidiaries has conducted and is conducting its business in compliance with all Applicable Laws of each jurisdiction in which it carries on business, except where the failure to so comply would not have a Material Adverse Effect. The Corporation and each of the Subsidiaries holds all material requisite licenses, registrations, qualifications, permits and consents necessary or appropriate for carrying on its business as currently carried on and all such licenses, registrations, qualifications, permits and consents are valid and subsisting and in good standing in all material respects. Without limiting the generality of the foregoing, neither the Corporation nor any Subsidiary has received a written notice of non-compliance, nor does it know of or have reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws, regulations or permits which would have a Material Adverse Effect.

(x) Other than the Leased Premises (as defined below), each of the Corporation and the Subsidiaries is the absolute legal and beneficial owner of, and has good and marketable title to, all of the material properties and assets thereof and no other property or assets are necessary for the conduct of the business of the Corporation and the Subsidiaries as currently conducted. Any and all of the agreements and other documents and instruments pursuant to which each of the Corporation and Subsidiaries holds the material property and assets thereof (including any interest in, or right to earn an interest in, any Intellectual Property (as defined below)) are valid and subsisting agreements, documents and instruments in full force and effect, enforceable in accordance with the terms thereof, and such material properties and assets are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situated, and all material leases, licenses and other agreements pursuant to which the Corporation or any Subsidiary derives the interests thereof in such property are in good standing. The Corporation does not know of any claim or the basis for any claim that might or could materially and adversely affect the right of the Corporation or any Subsidiary to use, transfer or otherwise exploit their respective assets, none of the properties (or any interest in, or right to earn an interest in, any property) of the Corporation or any Subsidiary is subject to any right of first refusal or purchase or acquisition right, and neither the Corporation nor any Subsidiary has a responsibility or obligation to pay any commission, royalty, license fee or similar payment to any person with respect to the property and assets thereof. “Leased Premises” means each premises which the Corporation or any Subsidiary occupies as tenant. With respect to each of the Leased Premises, the Corporation and the Subsidiaries, as applicable, occupies the Leased Premises and has the exclusive right to occupy and use the Leased Premises and each of the leases pursuant to which the Corporation or a Subsidiary occupies the Leased Premises is in good standing and in full force and effect, except where failure to be so would not reasonably be expected to result in a Material Adverse Effect. The performance of obligations pursuant to and in compliance with the terms of this Agreement and the completion of the transactions described herein by the Corporation, will not afford any of the parties to such leases or any other person the right to terminate such leases or result in any additional or more onerous obligations under such leases. The Corporation has provided the Underwriters with true and complete copies of all leases in respect of the Leased Premises.

(y) No legal, administrative, regulatory or governmental proceedings or inquiries are pending to which the Corporation or any Subsidiary is a party or to which the property thereof is subject that would result in the revocation or modification of any certificate, authority, permit or license necessary to conduct the business now owned or operated by the Corporation or any Subsidiary, including the Cannabis Licenses (as defined below), which, if the subject of an unfavourable decision, ruling or finding could reasonably be expected to have a Material Adverse Effect and, to the knowledge of the Corporation, no such legal or governmental proceedings or inquiries have been threatened against or are contemplated with respect to the Corporation or any Subsidiary or with respect to the properties or assets thereof.

(z) Except as disclosed in the Registration Statement, Time of Sale Prospectus and the Prospectuses, there are no actions, suits, judgments, investigations or proceedings of any kind whatsoever outstanding, pending or, to the best of the Corporation’s knowledge, threatened against or affecting the Corporation or any Subsidiary, or the directors, officers or employees thereof, at law or in equity or before or by any commission, board, bureau or agency of any kind whatsoever and, to the best of the Corporation’s knowledge, there is no basis therefore and neither the Corporation nor any Subsidiary is subject to any judgment, order, writ, injunction, decree, award, rule, policy or regulation of any Governmental Authority, which, either separately or in the aggregate, may have a Material Adverse Effect or that would materially adversely affect the ability of the Corporation to perform its obligations under this Agreement or the Warrant Indenture. “Governmental Authority” means any governmental authority and includes, without limitation, any national or federal government, province, state, municipality or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing.

(aa) Except as shall have been made or obtained on or before the Applicable Time and Closing Date, and other than any consents required to be obtained by the Underwriters (if any), no consent, approval, authorization, order, filing, qualification or registration of or with any Governmental Authority or third party is required for the execution, delivery or performance of this Agreement or the Warrant Indenture or the consummation of the transactions contemplated herein and therein, except such (i) as may be required under Canadian Securities Laws or the securities or “Blue Sky” laws of the U.S. states or non-U.S. jurisdiction or other non-U.S. laws applicable to the purchase of the Offered Units or (ii) as may be required by the TSX and Nasdaq.

(bb) The number, range of exercise prices and weighted term of options to purchase the Corporation’s common shares granted by the Corporation currently outstanding and the terms of the Corporation’s share compensation arrangements conforms to the description thereof contained or incorporated by reference in the Registration Statement, Time of Sale Prospectus and Prospectuses and, other than as contemplated by this Agreement or disclosed in the Registration Statement, Time of Sale Prospectus and Prospectuses, no person, firm or corporation has any agreement or option, right or privilege (contractual or otherwise) capable of becoming an agreement (including convertible or exchangeable securities and warrants) for the purchase or acquisition from the Corporation or any Subsidiary of any interest in any common shares or other securities of the Corporation or any Subsidiary whether issued or unissued.

(cc) Except as described in the Registration Statement, Time of Sale Prospectus and Prospectuses, there are no voting trusts or agreements, shareholders’ agreements, buy sell agreements, rights of first refusal agreements, agreements relating to restrictions on transfer, pre-emptive rights agreements, tag-along agreements, drag-along agreements or proxies relating to any of the securities of the Corporation or the Subsidiaries, to which the Corporation or any of the Subsidiaries is a party.

(dd) Each of the execution and delivery of this Agreement, the Warrant Indenture and the performance by the Corporation of its obligations hereunder and thereunder, the consummation of the transactions contemplated hereunder and thereunder and the distribution of the Offered Units by the Corporation, if applicable, (i) do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under (whether after notice or lapse of time or both), (A) any Applicable Law (as defined below) applicable to the Corporation; (B) the constating documents, notice of articles, articles or resolutions of the directors or shareholders of the Corporation which are in effect at the date hereof; (C) any mortgage, note, indenture, contract, agreement, instrument, lease or other document to which the Corporation or any Subsidiary is a party or by which it is bound; or (D) any judgment, decree or order binding the Corporation or the property or assets of the Corporation or any Subsidiaries; and (ii) do not and will not affect the rights, duties and obligations of any parties to any mortgage, note, indenture, contract, agreement, joint venture, partnership, instrument, lease or other document to which the Corporation or any of the Subsidiaries is a party or by which it is bound, nor give a party the right to terminate any mortgage, note, indenture, contract, agreement, joint venture, partnership, instrument, lease or other document to which the Corporation or any of the Subsidiaries is a party or by which it is bound, by virtue of the application of terms, provisions or conditions therein. “Applicable Law” means any U.S., Canadian or foreign federal, provincial, state or local statute, law (including, without limitation, common law) or ordinance, or any judgment, decree, rule, regulation, order or injunction.

(ee) Except as disclosed in the Registration Statement, Time of Sale Prospectus and Prospectuses, none of the directors, officers or employees of the Corporation or the Subsidiary, any person who owns, directly or indirectly, more than 10% of any class of securities of the Corporation or securities of any person exchangeable for more than 10% of any class of securities of the Corporation, or any associate or affiliate of any of the foregoing, had or has any material interest, direct or indirect, in any transaction or any proposed transaction (including, without limitation, any loan made to or by any such person) with the Corporation which, as the case may be, materially affects, is material to or will materially affect the Corporation or any Subsidiary.

(ff) The Corporation is not party to any agreement, nor is the Corporation aware of any agreement, which in any manner affects the voting control of any of the securities of the Corporation or any Subsidiary, or which will affect voting control of the Corporation upon completion of the transactions described herein.

(gg) All taxes (including income tax, capital tax, payroll taxes, employer health tax, workers’ compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, “Taxes”) due and payable by each of the Corporation and each Subsidiary have been paid in full when due or accrued as required, except where the failure to pay such Taxes would not constitute an adverse material fact in respect of the Corporation or the Subsidiaries or have a Material Adverse Effect. All tax returns, declarations, remittances and filings required to be filed by the Corporation have been filed when due with all appropriate Governmental Authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading, except where the failure to file such documents would not constitute an adverse material fact in respect of the Corporation or the Subsidiary or have a Material Adverse Effect. To the knowledge of the Corporation, no examination of any tax return of the Corporation or any Subsidiary is currently in progress and there are no issues or disputes outstanding with any Governmental Authority respecting any Taxes that have been paid, or may be payable, by the Corporation or any Subsidiary in any case, except where such examinations, issues or disputes would not constitute an adverse material fact in respect of the Corporation or have a Material Adverse Effect.

(hh) Neither the Corporation nor any Subsidiary is a party to, bound by or, to the knowledge of the Corporation, affected by any commitment, agreement or document containing any covenant which expressly and materially limits the freedom of the Corporation or a Subsidiary to compete in any line of business, transfer or move any of its respective assets or operations or could reasonably be expected to have a Material Adverse Effect.

(ii) Except as could not be expected, individually or in the aggregate, to have a Material Adverse Effect: (i) neither the Corporation nor any of its Subsidiaries is in violation of any federal, state, local or foreign statute, law, rule, regulation, ordinance, code, policy or rule of common law or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products (collectively, “Hazardous Materials”) or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, “Environmental Laws”); (ii) the Corporation and its Subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements; (iii) there are no pending or, to the Corporation’s knowledge, threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Corporation or any of its Subsidiaries; and (iv) there are no events or circumstances that might reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or governmental body or agency, against or affecting the Corporation or any of its Subsidiaries relating to Hazardous Materials or any Environmental Laws.

(jj) Since the respective dates as of which information is given in the Registration Statement, Time of Sale Prospectus and Prospectuses or any amendment to the Registration Statement or amendment to the Prospectuses, there has not been: (i) any material change in the condition (financial or otherwise), or in the earnings, business, affairs, capital, prospects, operations or management of the Corporation or any of the Subsidiaries, whether or not arising in the ordinary course of business; or (ii) any dividend or distribution of any kind declared, paid or made by the Corporation or any of the Subsidiaries on shares in the capital of the Corporation or a Subsidiary, as applicable.

(kk) Except as otherwise disclosed in the Registration Statement, Time of Sale Prospectus and Prospectuses, there is no encumbrance or restriction on the ability of any Subsidiary of the Corporation to (i) pay dividends or make other distributions on such Subsidiary’s capital stock or to pay any indebtedness to the Corporation or any other Subsidiary of the Corporation, (ii) make loans or advances or pay any indebtedness to, or investments in, the Corporation or any other Subsidiary or (iii) transfer any of its property or assets to the Corporation or any other Subsidiary of the Corporation.

(ll) No material work stoppage, strike, lock-out, labor disruption, dispute grievance, arbitration, proceeding or other conflict with the employees of the Corporation or any Subsidiary currently exists or, to the Corporation’s knowledge, is imminent or pending and each of the Corporation and each Subsidiary is in material compliance with all provisions of all federal, national, regional, provincial and local laws and regulations respecting employment and employment practices, terms and conditions of employment and wages and hours.

(i)

There are no material complaints against the Corporation or any Subsidiary before any employment standards branch or tribunal or human rights tribunal, nor any complaints or any occurrence which would reasonably be expected to lead to a complaint under any human rights legislation or employment standards legislation that would be material to the Corporation or any Subsidiary. There are no outstanding decisions or settlements or pending settlements under applicable employment standards legislation which place any material obligation upon the Corporation or any Subsidiary to do or refrain from doing any act. The Corporation and each Subsidiary are currently in material compliance with all workers’ compensation, occupational health and safety and similar legislation, including payment in full of all amounts owing thereunder, and there are no pending claims or outstanding orders of a material nature against either of them under applicable workers’ compensation legislation, occupational health and safety or similar legislation nor has any event occurred which may give rise to any such material claim.

(ii)

Except for an agreement with certain production employees in Uruguay, neither the Corporation nor any Subsidiary is party to any collective bargaining agreements with unionized employees. To the Corporation’s knowledge, no action has been taken or is being contemplated to organize or unionize any other employees of the Corporation or any Subsidiary that would have a Material Adverse Effect on the Corporation or any Subsidiary.

(mm) The Underwriters have been provided with a true and complete copy of each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to, or required to be contributed to, by the Corporation and/or any Subsidiary for the benefit of any current or former director, officer, employee or consultant of the Corporation and/or any Subsidiary (the “Employee Plans”), each of which has been maintained in all material respects with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans.

(nn) The Corporation and each Subsidiary is in compliance with all laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages, except where non-compliance with such laws could not reasonably be expected to have a Material Adverse Effect.

(oo) Other than as disclosed in the Registration Statement, Time of Sale Prospectus and Prospectuses, neither the Corporation nor any of its Subsidiaries has made any loans to or guaranteed the obligations of any person or which are required to be disclosed in the Registration Statement, Time of Sale Prospectus and Prospectuses.

(pp) To the knowledge of the Corporation, the interest rate of each interest rate bearing Investment (as defined below) complies with applicable federal or provincial laws and other requirements pertaining to usury and, to the knowledge of the Corporation, any requirements of any federal, provincial or local law. “Investments” means each of the investments of the Corporation listed or otherwise disclosed in the Registration Statement, Time of Sale Prospectus and Prospectuses.

(i)	Except as disclosed in the Registration Statement, Time of Sale Prospectus and Prospectuses, there has been no material change in the value of the Investments since March 31, 2022.

(ii)

All of the material contracts and agreements of the Corporation (including, for greater certainty, any contracts and agreements relating to the Investments) have been disclosed in the Registration Statement, Time of Sale Prospectus and Prospectuses. Neither the Corporation nor any of its Subsidiaries has received any notification from any party that it intends to terminate any such material contract.

(iii)

Each of the material agreements and other documents and instruments pursuant to which the Corporation holds its Investments, property and assets and conducts its business is a valid and subsisting agreement, document and instrument in full force and effect, enforceable in accordance with the terms thereof, the Corporation is not in default of any of the material provisions of any such agreements, instruments or documents nor has any such default been alleged, and such Investments and assets are in good standing under the applicable statutes and regulations of the governing jurisdiction.

(qq) Except for drafts of minutes of meetings which have not been approved by the board of directors and have been provided to the Underwriters, the minute books and corporate records of the Corporation and the Subsidiaries for the period from incorporation to the date hereof made available to the Underwriters, contain copies of all proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders and the directors (or any committee thereof) thereof and there have been no other meetings, resolutions or proceedings of the shareholders or directors of the Corporation or such Subsidiaries to the date hereof not reflected in such corporate records, other than those which are not material to the Corporation or the Subsidiaries, as the case may be.

(rr) No order, ruling or determination having the effect of suspending the sale or ceasing the trading in any securities of the Corporation has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or, to the knowledge of the Corporation, are pending, contemplated or threatened by any regulatory authority.

(ss) There are no material events relating to the Corporation or any Subsidiary required to be disclosed pursuant to applicable Canadian Securities Laws or U.S. Securities Laws which are not included in or incorporated by reference into the Registration Statement, Time of Sale Prospectus and Prospectuses.

(tt) Information available on the Corporation’s profile on www.sedar.com and the Commission’s Electronic Document Gathering and Retrieval System at www.sec.gov was accurate and complete on the date of filing such information and such information does not contain any misstatements of material fact.

(uu) Other than as disclosed in the Registration Statement, Time of Sale Prospectus and Prospectuses, the Corporation has not entered into any agreement to complete any “significant acquisition” (as such terms is defined in NI 51-102) that would require the filing of a “business acquisition report” (as defined in NI 51-102) pursuant to Canadian Securities Laws, nor is it proposing any such acquisition that has progressed to a state where a reasonable person would believe that the likelihood of the Corporation completing the acquisition is high, nor is it proposing any “probable acquisitions” (as contemplated by Form 41-101F1).

(vv) The Corporation is, and upon completion of the transactions described herein, will be, a “foreign private issuer” within the meaning of Rule 3b-4 under the Exchange Act.

(ww) The Corporation is in compliance in all material respects with its continuous and timely disclosure obligations under Canadian Securities Laws and U.S. Securities Laws and has filed all documents required to be filed by it with the Canadian Securities Commissions and the Commission under applicable Canadian Securities Laws and U.S. Securities Laws, and no document has been filed on a confidential basis with the Canadian Securities Commissions that remains confidential at the date hereof. None of the documents filed in accordance with applicable Canadian Securities Laws and U.S. Securities Law contained, as at the date of filing thereof, a misrepresentation.

(xx) The Corporation and each of the Subsidiaries owns or has all proprietary rights provided in law and at equity to all patents, trademarks, service marks, logos, slogans, whether in word mark or, stylized or design format, copyrights, industrial designs, software, trade secrets, industrial designs, invention, technical data and information, know how, concepts, information and other intellectual and industrial property, whether registered or unregistered, and all rights and claims related thereto (collectively, “Intellectual Property”) necessary to permit the Corporation and the Subsidiaries to conduct their respective business as currently conducted as described in the Registration Statement, Time of Sale Prospectus and Prospectuses. Neither the Corporation nor any Subsidiary has received any notice nor is the Corporation aware of any infringement of or conflict with asserted rights of others with respect to any Intellectual Property or of any facts or circumstances that would render any Intellectual Property invalid or inadequate to protect the interests of the Corporation or a Subsidiary therein and which infringement or conflict (if subject to an unfavorable decision, ruling or finding) or invalidity or inadequacy would have a Material Adverse Effect.

(i)

The Corporation and each Subsidiary has taken all reasonable steps to protect its Intellectual Property in those jurisdictions where, in the reasonable opinion of the Corporation and/or each Subsidiary carries on a sufficient business to justify such steps.

(ii)

There are no material restrictions on the ability of the Corporation and the Subsidiaries to use and exploit all rights in the Intellectual Property required in the ordinary course of the business of the Corporation and each Subsidiary, as applicable. None of the rights of the Corporation and each Subsidiary in the Intellectual Property will be impaired or affected in any way by the transactions contemplated by this Agreement.

(iii)

Neither the Corporation nor any Subsidiary has received any notice or claim (whether written, oral or otherwise) challenging its ownership of or right to use any material Intellectual Property or suggesting that any other person has any claim of legal or beneficial ownership or other claim or interest with respect thereto, nor to the knowledge of the Corporation is there a reasonable basis for any claim that any person other than the Corporation or a Subsidiary has any claim of legal or beneficial ownership or other claim or interest in any material Intellectual Property.

(iv)

All registrations of Intellectual Property are in good standing and are recorded in the name of the Corporation or a Subsidiary in the appropriate offices to preserve the rights thereto. Other than as would not have a Material Adverse Effect, all such registrations have been filed, prosecuted and obtained in accordance with all applicable legal requirements and are currently in effect and in compliance with all applicable legal requirements. No registration of Intellectual Property has expired, become abandoned, been cancelled or expunged, or has lapsed for failure to be renewed or maintained, except where such expiration, abandonment, cancellation, expungement or lapse would not have a Material Adverse Effect.

(yy) Any and all of the material agreements and other material documents and instruments pursuant to which any of the Corporation and/or a Subsidiary holds the property and assets thereof (including any interest in, or right to earn an interest in, any Intellectual Property) are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with terms thereof, none of the Corporation nor a Subsidiary is in default of any of the material provisions of any such agreements, documents or instruments nor has any such default been alleged and such properties and assets are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situated, all material leases, licenses and other agreements pursuant to which the Corporation or a Subsidiary derives the interests thereof in such property and assets are in good standing and there has been no material default under any such lease, license or agreement. None of the properties (or any interest in, or right to earn an interest in, any property) of the Corporation or a Subsidiary is subject to any right of first refusal or purchase or acquisition right.

(zz) The Corporation is not aware of any licensing or legislation, regulation, by-law or other lawful requirement of any Governmental Authority having lawful jurisdiction over the Corporation presently in force or, to its knowledge, proposed to be brought into force, or any pending or contemplated change to any licensing or legislation, regulation, by-law or other lawful requirement of any Governmental Authority having lawful jurisdiction over the Corporation or any Subsidiary presently in force, that the Corporation anticipates the Corporation or any one of its Subsidiaries will be unable to comply with or which could reasonably be expected to have a Material Adverse Effect on the business of the Corporation or a Subsidiary or the business environment or legal environment under which such entity operates.

(aaa) The Corporation and each Subsidiary maintains insurance, including, without limitation, general commercial liability, product liability and recall coverage, by insurers of recognized financial responsibility, against such losses, risks and damages to their assets (including biological assets) in such amounts as are customary for the business in which they are engaged and on a basis consistent with reasonably prudent persons in comparable businesses, and all of the policies in respect of such insurance coverage, fidelity or surety bonds insuring the Corporation and the Subsidiaries, and their respective directors, officers and employees, and the Corporation and the Subsidiaries’ assets, are in good standing and in full force and effect in all respects, and not in default. Each of the Corporation and each Subsidiary is in compliance with the terms of such policies and instruments in all material respects and there are no material claims by the Corporation or any Subsidiary under any such policy or instrument as to which any insurance Corporation is denying liability or defending under a reservation of rights clause; the Corporation has no reason to believe that it will not be able to renew such existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect, and neither the Corporation nor any Subsidiary has failed to promptly give any notice of any material claim thereunder.

(bbb) All information which has been prepared by the Corporation or any Subsidiary relating to the Corporation or any Subsidiary or their respective business, properties and liabilities and made available to the Underwriters, was, as of the date of such information and is as of the date hereof, true and correct in all material respects, taken as a whole, and no fact or facts have been omitted therefrom which would make such information materially misleading.

(ccc) The Corporation has not withheld and will not withhold from the Underwriters prior to the Applicable Time, Closing Date and any Option Closing Date (if applicable), any material facts relating to the Corporation, any of its Subsidiaries or the transactions described herein.

(ddd) The Corporation has provided the Underwriters with copies of all material documents and correspondence relating to the licenses issued pursuant to the Access to Cannabis for Medical Purposes Regulations, the Narcotic Control Regulations and/or the Cannabis Act, as applicable (the “Cannabis Licenses”), to the Corporation and any Subsidiary. The Corporation and its Subsidiaries are in compliance with the terms and conditions of all such Cannabis Licenses and all other licenses, permits and authorizations required in connection with their respective businesses and the Corporation and each Subsidiary does not anticipate any variations or difficulties in obtaining, maintaining and/or renewing such Cannabis Licenses or any other required license, authorization or permit. The transactions contemplated herein (including the proposed use of proceeds from the offering of the Offered Units) will not have any adverse impact on the Cannabis Licenses or require the Corporation or any Subsidiary to obtain any new license under the Cannabis Act or any other Applicable Law.

(eee) The Corporation and its Subsidiaries have obtained all permits or licenses required in connection with their respective businesses as currently conducted, including: (i) the Cannabis Licenses; and (ii) the German Licenses, and any other authorization or permits from Health Canada or any similar federal, provincial or municipal regulatory body or self-regulatory body in connection with the current and proposed conduct of its business. “German Licenses” means the license held by Aurora Deutschland GmbH as at the date hereof.

(fff) Except as would not, individually or in the aggregate, have a Material Adverse Effect, neither the Corporation nor any Subsidiary has ever received any notice or communication from any customer or Governmental Authority (including Health Canada) alleging a material defect, an issue requiring a material recall or quarantine of product (whether voluntary, required or otherwise) or claim in respect of any products supplied or sold by the Corporation or any Subsidiary to a customer and, to the Corporation’s knowledge, there are no circumstances that would give rise to any reports, recalls, public disclosure, announcements or customer communications that are required to be made by the Corporation or any Subsidiary in respect of any products supplied or sold by the Corporation or any Subsidiary.

(ggg) All product research and development activities, quality assurance, quality control, testing, and research and analysis activities, conducted by the Corporation and each Subsidiary in connection with their business is conducted in accordance with standard industry practices and in compliance, in all material respects, with all industry, laboratory safety, management and training standards applicable to the Corporation’s current and proposed business, including its own standard operating procedures and EU GMP standards, where applicable, and all such processes, procedures and practices, required in connection with such activities are in place as necessary and are being complied with, in all material respects.

(hhh) Each individual employed by or associated with the Corporation and the Subsidiaries that is required to hold security clearance under the Cannabis Act and related regulations in order to maintain the Cannabis Licenses holds such clearance and the Corporation and each Subsidiary is not aware of any circumstance that would affect such security clearances.

(iii) Each of the Corporation and each Subsidiary has security measures and safeguards in place to protect personal information it collects from registered patients and customers and other parties from illegal or unauthorized access or use by its personnel or third parties or access or use by its personnel or third parties in a manner that violates the privacy rights of third parties. The Corporation and the Subsidiaries have complied, in all material respects, with all applicable privacy and consumer protection legislation and none has collected, received, stored, disclosed, transferred, used, misused or permitted unauthorized access to any information protected by privacy laws, whether collected directly or from third parties, in an unlawful manner. The Corporation and the Subsidiaries have taken reasonable steps to protect personal information against loss or theft and against unauthorized access, copying, use, modification, disclosure or other misuse. The information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases utilized by the Corporation and the Subsidiaries (collectively, “IT Systems”) are adequate for, and operate and perform in all material respects as required in connection with the operation of the business of the Corporation and the Subsidiaries as currently conducted, free and clear of all material bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants. Neither the Corporation nor any Subsidiary is, to its knowledge, aware of any security breach or unauthorized disclosure of information collected from patients and customers.

(jjj) Neither the Corporation nor any of its affiliates has and, to the Corporation’s knowledge, no one acting on its behalf has, (i) taken any action designed to cause or to result in, or that has constituted or which might reasonably be expected to constitute, the stabilization or manipulation of the price of any security of the Corporation, whether to facilitate the sale or resale of any of the Offered Units or otherwise, (ii) sold, bid for, purchased, or paid anyone any compensation for soliciting purchases of, any of the Offered Units, or (iii) except as disclosed in the Registration Statement, Time of Sale Prospectus and Prospectuses, paid or agreed to pay to any person any compensation for soliciting another to purchase any other securities of the Corporation.

(kkk) Neither the Corporation nor any of its Subsidiaries nor any director, officer, employee or any agent or other person acting on behalf of the Corporation or any Subsidiary nor, to the Corporation’s knowledge after reasonable inquiry, any entity in which the Corporation holds an equity interest, has cultivated, produced, processed, imported or distributed any cannabis or cannabinoid product or has otherwise engaged in any direct or indirect dealings or transactions, in each case, involving the purchase or sale of cannabis or cannabinoid product by the Corporation or any of its controlled Subsidiaries in or to any jurisdiction (including the United States of America, its territories and possessions, any state of the United States and the District of Columbia) where such activity is illegal. The Corporation and its Subsidiaries have instituted and maintained policies and procedures reasonably designed to ensure that the Corporation and its Subsidiaries do not carry on any activities in, or distribute any products to, any jurisdiction where such activities or products are not fully in compliance with Applicable Laws, and that the Corporation does not maintain investments in any entity that carries on any activities in, or distributes any products to, any jurisdiction where such activities or products are not fully in compliance with Applicable Laws.

(lll) Neither the Corporation nor any of its Subsidiaries has violated U.S. federal or state criminal laws, including, without limitation, the Controlled Substances Act, the Racketeering Influenced and Corrupt Practices Act, the Travel Act or any anti-money laundering statute. No action, suit or proceeding by or before any U.S. court or governmental agency, authority or body or any arbitrator involving the Corporation or any of its Subsidiaries with respect to U.S. federal or state criminal laws is pending or, to the Corporation’s knowledge, threatened.

(mmm) The Corporation is not and, after giving effect to transactions described herein, including the proposed use of proceeds from the offering of the Offered Units, as described in the Registration Statement, Time of Sale Prospectus and Prospectuses, will not be an “investment company” as defined under the Investment Company Act of 1940, as amended (the “Investment Company Act”).

(nnn) Neither the Corporation nor any Subsidiary, nor any director or officer of the Corporation or any Subsidiary, nor, to the knowledge of the Corporation, any agent, employee or representative of the Corporation or any Subsidiary, affiliate or other person associated with or acting on behalf of the Corporation or any Subsidiary, has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made or taken an act in furtherance of an offer, promise or authorization of any direct or indirect unlawful payment of corporate funds or benefit to any foreign or domestic government or regulatory official or employee, including, without limitation, of any government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office; (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended, the Corruption of Foreign Public Officials Act (Canada), the U.K. Bribery Act 2010, or any Applicable Law implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, or committed an offense under any other applicable anti-bribery or anti-corruption laws; or (iv) made, offered, agreed, requested or taken an act in furtherance of any unlawful bribe or other unlawful benefit, including, without limitation, any rebate, payoff, influence payment, kickback or other unlawful or improper payment or benefit. The Corporation has instituted, maintained and enforced, and will continue to maintain and enforce, policies and procedures designed to promote and ensure compliance with all applicable anti-bribery and anti-corruption laws.

(ooo) The operations of the Corporation and the Subsidiaries are and have been conducted at all times in compliance with all applicable financial recordkeeping and reporting requirements, including those of the Currency and Foreign Transactions Reporting Act of 1970, as amended, those of the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the applicable anti-money laundering statutes of all jurisdictions in which the Corporation and the Subsidiaries conduct business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental or regulatory agency (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Corporation or the Subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Corporation, threatened.

(ppp) Neither the Corporation nor any Subsidiary, nor any director or officer of the Corporation or any Subsidiary, nor, to the knowledge of the Corporation, any agent, employee or representative of the Corporation or any Subsidiary, affiliate or other person associated with or acting on behalf of the Corporation or any Subsidiary is currently the subject or target of any sanctions administered or enforced by the U.S. government (including, without limitation, the Office of Foreign Assets Control of the U.S. Treasury Department or the U.S. Department of State and including, without limitation, the designation as a “specially designated national” or “blocked person”), the United Nations Security Council, the European Union, Her Majesty’s Treasury or other relevant sanctions authority (collectively, “Sanctions”), nor is the Corporation or any Subsidiary located, organized or resident in a country or territory that is the subject or the target of Sanctions, including, without limitation, Cuba, Iran, North Korea, the Crimean region, Sudan and Syria (each, a “Sanctioned Country”); and the Corporation will not directly or indirectly use the proceeds of the offering of the Offered Units, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other person or entity (i) to fund or facilitate any activities of or business with any person that, at the time of such funding or facilitation, is the subject or the target of Sanctions, (ii) to fund or facilitate any activities of or business in any Sanctioned Country or (iii) in any other manner that will result in a violation by any person (including any person participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions. For the past five years, the Corporation and the Subsidiaries have not knowingly engaged in, are not now knowingly engaged in, and will not engage in, any dealings or transactions with any person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any Sanctioned Country.

(qqq) There are no stamp or other issuance or transfer taxes or duties or other similar fees or charges required to be paid in connection with the execution and delivery of this Agreement or the issuance or sale of the Offered Units.

(rrr) All payments to Underwriters which are not residents of Canada (or in the case of partnerships, which are not “Canadian partnerships”), within the meaning of the Income Tax Act (Canada), pursuant to this Agreement shall be made without withholding for taxes under the Income Tax Act (Canada), provided that such payments are not in respect of services rendered in Canada.

(sss) Each certificate signed by any officer of the Corporation or any of the Subsidiaries, delivered to the Underwriters shall be deemed a representation and warranty by the Corporation or any such Subsidiary (and not individually by such officer) to the Underwriters with respect to the matters covered thereby.

(ttt) The responses given by the executive officers of the Corporation in the due diligence sessions held in connection with the transactions contemplated herein were and shall be true and correct in all material respects as at the time such responses were or are given.

(uuu) The Shares and Warrants have been duly authorized for issuance and sale to the Underwriters pursuant to this Agreement and the Warrant Indenture, as applicable. The Firm Shares will, upon payment of the consideration therefor, be validly issued by the Corporation as fully paid and non-assessable shares in the capital of the Corporation. The Firm Warrants will, upon payment of the consideration therefor, be validly issued by the Corporation. The Additional Shares will, upon exercise by the Underwriters of the Over-Allotment Option pursuant to Section 3 hereof and payment of the consideration therefor, be validly issued by the Corporation and will be fully paid and non-assessable shares in the capital of the Corporation. The Additional Warrants will, upon exercise by the Underwriters of the Over-Allotment Option pursuant to Section 3 hereof and payment of the consideration therefor, be validly issued by the Corporation. The Warrant Shares have been duly authorized, allotted and reserved for issuance and, upon the proper exercise of the Warrants in accordance with the Warrant Indenture and payment of the exercise price therefor, will be validly issued by the Corporation as fully paid and non-assessable shares in the capital of the Corporation.

(vvv) The Corporation is a reporting issuer (or equivalent) under Canadian Securities Laws of the Canadian Qualifying Jurisdictions which recognize the concept of reporting issuer and is not on the list of defaulting reporting issuers maintained by any Canadian Securities Commission in each such jurisdiction that maintains such a list; the outstanding common shares of the Corporation are registered pursuant to Section 12(b) of the Exchange Act.

(www) The Corporation currently is not an “ineligible issuer,” as defined in Rule 405 of the rules and regulation of the Commission.

(xxx) The Corporation has not distributed and will not distribute, prior to the completion of the Underwriters’ distribution of the Offered Units, any offering material in connection with the offering and sale of the Offered Units other than the Time of Sale Prospectus, Prospectuses or the Registration Statement.

(yyy) The documents incorporated or deemed to be incorporated by reference in the Registration Statement and U.S. Prospectus, at the time they were or hereafter are filed with the Commission, complied and will comply in all material respects with the requirements of the Exchange Act.

(zzz) Except for the Underwriters, there is no broker, finder or other party that is entitled to receive from the Corporation any brokerage or finder’s fee or other fee or commission as a result of any transactions contemplated by this Agreement.

(aaaa) Except as described in the Registration Statement, Time of Sale Prospectus and Prospectuses, there are no outstanding loans, advances (except normal advances for business expenses in the ordinary course of business) or guarantees or indebtedness by the Corporation to or for the benefit of any of the officers or directors of the Corporation or any of the members of any of them.

(bbbb) The Corporation has not relied upon the Underwriters or legal counsel for the Underwriters for any legal, tax or accounting advice in connection with the offering and sale of the Offered Units.

The Corporation acknowledges that the Underwriters and, for purposes of the opinions to be delivered pursuant to Section 6 hereof, counsel to the Corporation and counsel to the Underwriters, will rely upon the accuracy and truthfulness of the foregoing representations and hereby consents to such reliance.

2. Representations and Warranties of the Underwriters. Each Underwriter hereby severally, and not jointly, nor jointly and severally, represents and warrants and acknowledges that the Corporation is relying upon such representations and warranties in connection with its execution and delivery of this Agreement that:

(a) it is, and will remain so, until the completion of the offering, appropriately registered under applicable Canadian Securities Laws or U.S. Securities Laws so as to permit it to lawfully fulfill its obligations hereunder; and

(b) it has all requisite corporate power and authority to enter into this Agreement and to carry out the transactions contemplated under this Agreement on the terms and conditions set forth herein.

The representations and warranties of each of the Underwriters contained in this Agreement shall be true as of the Closing Date as though they were made on the Closing Date and they shall survive the completion of the transactions contemplated under this Agreement until the completion of the distribution of the Offered Units.

3. Agreements to Sell and Purchase. The Corporation hereby agrees to sell to the Underwriters, and each Underwriter, upon the basis of the representations and warranties herein contained, but subject to the conditions hereinafter stated, agrees, severally and not jointly (nor jointly and severally), to purchase from the Corporation at US$2.45 per Offered Unit (the “Purchase Price”) all (but not less than all) of the Firm Units in the respective amounts set forth in Schedule I hereto opposite such Underwriter’s name. The Corporation agrees that the Underwriters are acting severally and not jointly (or jointly and severally) in performing their respective obligations under this Agreement.

On the basis of the representations and warranties contained in this Agreement, and subject to its terms and conditions, the Corporation grants an option to the Underwriters to acquire the Additional Units in accordance with this paragraph and agrees to sell to the Underwriters the Additional Units, and the Underwriters shall have the right to purchase, severally and not jointly (nor jointly and severally), up to 9,183,750 Additional Units at the Purchase Price. The Over-Allotment Option may be exercised by the Underwriters in respect of: (i) Additional Units at the Purchase Price; or (ii) Additional Shares at a price of US$2.21 per Additional Share; or (iii) Additional Warrants at a price of US$0.24 per Additional Warrant; or (iv) any combination of Additional Shares and/or Additional Warrants so long as the aggregate number of Additional Shares and Additional Warrants that may be issued under the Over-Allotment Option does not exceed 9,183,750 Additional Shares and 9,183,750 Additional Warrants. The Bookrunners may exercise this right on behalf of the Underwriters in whole or in part or from time to time by giving written notice not later than 30 days after the Closing Date. Any exercise notice shall specify the number of Additional Units, Additional Shares or Additional Warrants to be purchased by the Underwriters and the date on which such Additional Units, Additional Shares or Additional Warrants are to be purchased. Each purchase date must be at least three business days after the written notice is given and may not be earlier than the Closing Date for the Firm Units nor later than ten business days after the date of such notice. Additional Units, Additional Shares or Additional Warrants may be purchased as provided in Section 5 hereof solely for the purpose of covering over allotments made in connection with the offering of the Firm Units and for market stabilization purposes. On each day, if any, that Additional Units, Additional Shares or Additional Warrants are to be purchased (an “Option Closing Date”), each Underwriter agrees, severally and not jointly (nor jointly and severally), to purchase the number of Additional Units, Additional Shares or Additional Warrants (subject to such adjustments to eliminate fractional shares as you may determine) that bears the same proportion to the total number of Additional Units, Additional Shares or Additional Warrants to be purchased on such Option Closing Date as the number of Firm Units set forth in Schedule I hereto opposite the name of such Underwriter bears to the total number of Firm Units.

In consideration of the agreement on the part of the Underwriters to purchase the Offered Units and to offer them to the public pursuant to the Prospectuses, the Underwriters shall be entitled to receive from the Corporation at the time of closing on the Closing Date or the Option Closing Date, as applicable, a fee equal to 4.25% (exclusive of federal goods and services tax, harmonized sales tax and provincial sales tax, if applicable) of the gross proceeds to the Corporation from the Offered Units purchased on the Closing Date or the Option Closing Date, as applicable.

4. Terms of Public Offering. The Corporation is advised by you that the Underwriters commenced a public offering of their respective portions of the Offered Units. The Corporation is further advised by you that the Offered Units have been offered to the public initially at US$2.45 per Offered Unit (the “Public Offering Price”). The Corporation acknowledges that the Underwriters may offer the Offered Units for sale to the public at a price less than the Public Offering Price after the Underwriters have made reasonable efforts to sell the Offered Units at the Public Offering Price (which, for greater certainty, will not affect the Purchase Price payable to the Corporation pursuant to Section 3 hereof).

5. Payment and Delivery. Payment for the Firm Units to be sold by the Corporation shall be made to the Corporation in immediately available funds in Toronto against delivery of such Firm Shares and Firm Warrants for the respective accounts of the several Underwriters at or before 8:30 a.m., Toronto time, on June 1, 2022, or at such other time on the same or such other date, not later than June 15, 2022, as shall be agreed by the Corporation and you. The time and date of such payment are hereinafter referred to as the “Closing Date.”

Payment for any Additional Units, Additional Shares or Additional Warrants shall be made to the Corporation in immediately available funds in Toronto against delivery of such Additional Shares and Additional Warrants for the respective accounts of the several Underwriters at or before 8:30 a.m., Toronto time, on each Option Closing Date specified in the corresponding notice described in Section 3 or at such other time on the same or on such other date, in any event not later than July 1, 2022, as shall be agreed by the Corporation and you.

The Corporation shall have arranged, prior to the Closing Date, for the registration and issue of the Shares and Warrants to be made electronically through the non-certificated inventory system of CDS Clearing and Depositary Services Inc., or if not possible, by means of a certificate or certificates registered in the name of CGF and BMO or as the Bookrunners may otherwise direct for the Shares and Warrants (the “Delivery Mode”). The Shares and Warrants shall be registered in such names and in such denominations as the Bookrunners shall request in writing not later than one full business day prior to the Closing Date or the applicable Option Closing Date, as the case may be. The Shares and Warrants shall be delivered to CGF or BMO through the Delivery Mode, on the Closing Date or an Option Closing Date, as the case may be, for the respective accounts of the Underwriters, with any transfer taxes payable in connection with the transfer of the Shares and Warrants to the Underwriters duly paid, against payment of the Purchase Price therefor.

6. Conditions to the Underwriters’ Obligations. The several obligations of the Underwriters are subject to the following conditions:

(a) Subsequent to the execution and delivery of this Agreement and prior to the Closing Date, there shall not have occurred any change, or any development involving a prospective, anticipated or threatened change, in the condition, financial or otherwise, or in the earnings, business, assets, or operations of the Corporation, from that set forth in each of the Time of Sale Prospectus and Prospectuses as of the date of this Agreement that, in your sole judgment, could reasonably be expected to be material and adverse and that makes it, in your judgment, impracticable to market the Offered Units on the terms and in the manner contemplated in each of the Time of Sale Prospectus and Prospectuses.

(b) The representations and warranties of the Corporation contained in this Agreement are true and correct as of the Closing Date and the Corporation has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied hereunder on or before the Closing Date; the Underwriters shall have received on the Closing Date a certificate signed by the Chief Executive Officer and Chief Financial Officer (or other authorized signatory of the Corporation acceptable to you), dated the Closing Date, to the effect set forth in this Section 6(b) and the absence of any Material Adverse Effect.

(c) The Underwriters having received on the Closing Date, a certificate dated such date signed by the Secretary of the Corporation or another officer acceptable to the Underwriters in form and substance acceptable to the Underwriters, acting reasonably, with respect to:

(i)	the constating documents of the Corporation;

(ii)

the resolutions of the directors of the Corporation relevant to the offering, the allotment, the sale of the Offered Units and the issue (or reservation for issue) of the Shares, Warrants and Warrant Shares, the authorization of this Agreement and the Warrant Indenture and the other agreements and transactions contemplated herein and therein;

(iii)

the minute books and records of the Corporation and each of the Material Subsidiaries made available to the Underwriters containing copies of all material proceedings (or certified copies thereof) of the shareholders, boards of directors and all committees of the boards of directors of the Corporation and the Material Subsidiaries to the Closing Date and there being no other material meetings, resolutions or proceedings of the shareholders, boards of directors or any committees of the boards of directors of the Corporation or any of the Material Subsidiaries not reflected in such minute books and other records, other than those which have been disclosed to the Underwriters; and

(iv)	the incumbency and signatures of signing officers of the Corporation;

(d) The Underwriters shall have received on the Closing Date a favourable legal opinion from Stikeman Elliott LLP, Canadian counsel to the Corporation, who may rely on, or alternatively provide directly to the Underwriters, the opinions of local counsel acceptable to counsel to the Underwriters, acting reasonably, as to the qualification of the Shares and Warrants for sale to the public and as to other matters governed by the laws of jurisdictions in Canada other than the provinces in which they are qualified to practice, to the effect that, subject to customary assumptions, qualifications and limitations:

(i)

the Corporation has been incorporated and is existing under the Business Corporations Act (British Columbia) and has all necessary corporate capacity and power to own and lease its properties and assets and carry on its business as described in the Canadian Prospectus;

(ii)	the Corporation has all necessary corporate power and capacity to execute and deliver this Agreement and the Warrant Indenture and perform its obligations hereunder and thereunder;

(iii)

the Corporation has all necessary corporate power and capacity to execute and deliver each of the Canadian Base Prospectus, the Canadian Preliminary Prospectus and the Canadian Prospectus and file same with the Canadian Securities Commissions;

(iv)

the authorized share capital of the Corporation consists of an unlimited number of common shares, an unlimited number of Class “A” shares and an unlimited number of Class “B” shares, of which 227,346,576 common shares, no Class “A” shares and no Class “B” shares are issued and outstanding;

(v)

all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of this Agreement and the Warrant Indenture and the performance of its obligations hereunder and thereunder, including the issuance, sale and delivery of the Offered Units and the issuance of the Shares and Warrants to the Underwriters, and the issuance, sale and delivery of the Warrant Shares upon due exercise of the Warrants in accordance with the terms and conditions of the Warrant Indenture, including payment of the exercise price therefore;

(vi)

all necessary corporate action has been taken by the Corporation to authorize the execution and delivery by the Corporation of each of the Canadian Base Prospectus, the Canadian Preliminary Prospectus and the Canadian Prospectus and the filing thereof with the Canadian Securities Commissions;

(vii)	this Agreement and the Warrant Indenture have been duly executed and delivered by the Corporation;

(viii)	this Agreement and the Warrant Indenture constitute a legal, valid and binding obligation of the Corporation, enforceable against the Corporation in accordance with its terms;

(ix)

(a) the execution and delivery by the Corporation of this Agreement and the Warrant Indenture, the performance of its obligations hereunder and thereunder by the Corporation, (b) the sale and delivery on the Closing Date of the Firm Units (and the Additional Units, Additional Shares and Additional Warrants on each Option Closing Date, to the extent that such Additional Units, Additional Shares and Additional Warrants are purchased by the Underwriters) and the issue of the Firm Shares and the Firm Warrants to the Underwriters (and the Additional Shares and the

Additional Warrants on each Option Closing Date, to the extent that such Additional Shares and Additional Warrants are issued to the Underwriters) as contemplated herein, and (c) the issue and the sale and delivery of the Warrant Shares upon the exercise of the Warrants in accordance with the terms and conditions of the Warrant Indenture, including payment of the exercise price therefor, do not constitute or will not result in a breach of or a default under, and do not create a state of facts which, after notice or lapse of time or both, will constitute or result in a breach of, any of the terms, conditions or provisions of (x) the notice of articles or articles of the Corporation, (y) any resolutions of the shareholders or directors (including of any committee thereof) of the Corporation or (z) any of the terms or provisions of any statute, rule or regulation of the Canadian Qualifying Jurisdictions or the federal laws of Canada applicable therein applicable to the Corporation, including, without limitation, Canadian Securities Laws;

(x)

all necessary corporate action has been taken by the Corporation to authorize the issuance and delivery of the Shares and the Warrants and the issuance and delivery of the Warrant Shares upon the exercise of the Warrants in accordance with the terms and conditions of the Warrant Indenture, including payment of the exercise price therefor;

(xi)

all documents required to be filed or delivered by the Corporation, all proceedings required to be taken by the Corporation and all approvals, permits, and consents, in each case under Canadian Securities Laws, have been filed, delivered, taken or obtained in order to qualify the distribution of the Units, Shares and Warrants in each of the Canadian Qualifying Jurisdictions through persons registered in the appropriate category under the Applicable Laws thereof who have complied with the relevant provisions thereof;

(xii)

the issuance and delivery by the Corporation of the Warrant Shares to holders of Warrants upon the due exercise of the Warrants in accordance with the terms and conditions of the Warrants and the Warrant Indenture, including the payment of the exercise price therefor, is exempt from the prospectus requirements of Canadian Securities Laws in the Canadian Qualifying Jurisdictions and no prospectus or other document is required to be filed, no proceeding is required to be taken and no approval, permit, consent, order or authorization of the Canadian Securities Commissions is required to be obtained by the Corporation under Canadian Securities Laws (other than such as have been filed or obtained) in the Canadian Qualifying Jurisdictions to permit such issuance and delivery of the Warrant Shares;

(xiii)

the first trade in the Warrant Shares issued in accordance with the terms of the Warrant Indenture by a holder to whom Canadian Securities Laws apply is exempt from, or is not subject to, the prospectus requirements of Canadian Securities Laws in the Canadian Qualifying Jurisdictions and no prospectus or other document is required to be filed, no proceeding is required to be taken and no approval, permit, consent, order or authorization is required to be obtained by the Corporation under Canadian Securities Laws of the Canadian Qualifying Jurisdictions (other than such as have been filed or obtained) to permit the first trade of such Warrant Share by the holder thereof, provided that the trade is not a “control distribution” as defined in National Instrument 45-102 – Resale of Securities;

(xiv)

the Shares, the Warrants and the Warrant Shares have been conditionally approved for issuance and listing on the TSX subject only to the satisfaction by the Corporation of customary post-closing conditions imposed by the TSX in similar circumstances (the “Standard Listing Conditions”) and, in the case of the Warrants, subject to distribution of the Warrants to the applicable minimum number of public securityholders pursuant to the offering of the Offered Units;

(xv)

the Firm Shares forming part of the Firm Units have been validly issued by the Corporation as fully paid and non-assessable shares in the capital of the Corporation and the Additional Shares will, upon exercise by the Underwriters of the Over-Allotment Option pursuant to Section 3 hereof and payment of the consideration therefor, be validly issued by the Corporation and will be fully paid and non-assessable shares in the capital of the Corporation;

(xvi)

the Firm Warrants forming part of the Firm Units have been validly issued by the Corporation as common share purchase warrants of the Corporation and the Additional Warrants will, upon exercise by the Underwriters of the Over-Allotment Option pursuant to Section 3 hereof and payment of the consideration therefor, be validly issued by the Corporation;

(xvii)

the Warrant Shares have been duly and validly allotted and reserved for issuance and upon the exercise of the Warrants in accordance with the Warrant Indenture and upon the Corporation receiving payment of the consideration therefor, the Warrant Shares will be duly and validly issued as fully paid and non-assessable common shares of the Corporation;

(xviii)

 the attributes of the Shares, Warrants and Warrant Shares conform, in all material respects, with the description thereof contained under the heading “Description of Securities Being Distributed” in the Canadian Prospectus;

(xix)

Computershare Trust Company of Canada, at is principal office in the City of Toronto, Ontario, has been appointed as the registrar and transfer agent for the common shares of the Corporation and as the warrant agent for the Warrants of the Corporation;

(xx)	the option to subscribe for Additional Units in Section 3 of this Agreement has been duly granted by the Corporation;

(xxi)

if certificates are issued on the Closing Date, such counsel’s opinion shall include an opinion to the effect that the form of the certificate representing the Shares and the form of the certificate representing the Warrants comply with the provisions of the Business Corporations Act (British Columbia) and the articles and notice of articles of the Corporation and have been authorized and approved by the Corporation;

(xxii)

the Corporation is a reporting issuer (or the equivalent) under Canadian Securities Laws of the Canadian Qualifying Jurisdictions, and is not included on a list of defaulting reporting issuers maintained by the securities regulators in each Canadian Qualifying Jurisdiction; and

(xxiii)

 subject to the qualifications, assumptions, limitations and understandings set out therein, the statements under the headings “Eligibility for Investment” and “Certain Canadian Federal Income Tax Considerations” in the Canadian Prospectus accurately summarize the matters described therein.

(e) The Underwriters shall have received on the Closing Date an opinion of Jenner & Block LLP, outside U.S. counsel for the Corporation, dated the Closing Date, to the effect that:

(i)

the statements in the Time of Sale Prospectus and the U.S. Prospectus under the heading “Material U.S. Federal Income Tax Considerations,” to the extent that they constitute summaries of United States federal law or regulation, have been reviewed by such counsel and fairly summarize the matters described under that heading in all material respects;

(ii)

the Registration Statement and the U.S. Prospectus, as of their respective effective or issue times, appear on their face to be appropriately responsive in all material respects to the requirements of the Securities Act and the rules and regulations of the Commission under the Securities Act, except for the financial statements and related notes, financial statement schedules and other financial or accounting data included or incorporated by reference therein or omitted therefrom or from those documents incorporated by reference, as to which such counsel expresses no opinion; and the Form F-X, as of its date, appears on its face to be appropriately responsive in all material respects to the requirements of the Securities Act;

(iii)

the issuance and sale of the Offered Units by the Corporation, the execution and delivery by the Corporation of this Agreement and the Warrant Indenture and the performance by the Corporation of its obligations hereunder and thereunder will not (i) breach or result in a default under any agreement, indenture or instrument listed on a schedule to such counsel’s opinion (except that we express no opinion with respect to any breach or default under (or any event that with notice, lapse of time or both would constitute a breach or default under) any cross-default provisions or any financial covenants, ratios or test in any such agreement, indenture or instrument), or (ii) violate those laws, rules and regulations of the United States of America (“Applicable U.S. Law”), which in such counsel’s experience are normally applicable to the transactions of the type contemplated by this Agreement. For purposes of such counsel’s opinion letter, the term “Applicable U.S. Law” does not include federal securities laws (except for purposes of the opinion expressed in paragraph (iv) below) or state securities laws or anti-fraud laws;

(iv)

no consent, approval, authorization or order of, or filing, registration or qualification with, any Governmental Authority, which has not been obtained, taken or made is required by the Corporation under any Applicable U.S. Law for the issuance and sale of the Offered Units by the Corporation, the execution and delivery by the Corporation of this Agreement and the Warrant Indenture and the performance by the Corporation of its obligations hereunder and thereunder, except for those that are required to be made after the date hereof under the Securities Act or the Exchange Act. For purposes of such letter, the term “Governmental Authority” means any executive, legislative, judicial, administrative or regulatory body of the United States of America; and

(v)

the Corporation is not and, after giving effect to the offering and sale of the Offered Units and the application of their proceeds as described in the U.S. Prospectus under the heading “Use of Proceeds,” will not be required to be registered as an investment company under the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission promulgated thereunder.

In addition, such counsel shall have delivered a separate letter addressed to the Underwriters to the effect that its work in connection with this matter did not disclose any information that caused such counsel to believe that (i) at the Applicable Time, the Registration Statement included an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) at the Applicable Time, the Time of Sale Prospectus included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or (iii) at the time the U.S. Prospectus was issued or at the Closing Date or the Option Closing Date, as applicable, the U.S. Prospectus included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading (in the case of each of (i), (ii) and (iii), other than the financial statements and related notes, financial statement schedules and other financial or accounting data included or incorporated by reference therein or omitted therefrom or from those documents incorporated by reference, in each case, as to which such counsel expresses no such belief).

(f) The Underwriters shall have received on the Closing Date an opinion of each of Blake, Cassels & Graydon LLP, Canadian counsel for the Underwriters, and Paul, Weiss, Rifkind, Wharton & Garrison LLP, U.S. counsel to the Underwriters, dated the Closing Date, in a form and substance acceptable to the Underwriters, acting reasonably.

(g) The Underwriters shall have received, on each of the date hereof and the Closing Date, a letter dated the date hereof or the Closing Date, as the case may be, in form and substance satisfactory to the Underwriters, from KPMG LLP, independent public accountants, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information included or incorporated by reference in the Registration Statement, the Time of Sale Prospectus and Prospectuses; provided that the letter delivered on the Closing Date shall use a “cut-off date” not earlier than two business days prior to the Closing Date.

(h) The Underwriters shall have received, on each of the date hereof and the Closing Date, a certificate dated the date hereof or the Closing Date, as applicable, in form and substance satisfactory to the Underwriters, from the Corporation’s Chief Financial Officer confirming certain information contained or incorporated by reference in the Registration Statement, Time of Sale Prospectus and the Prospectuses.

(i) (i) The Canadian Preliminary Prospectus, the Canadian Prospectus and the Canadian Warrant Prospectus shall have been filed with the ASC and each of the other Canadian Securities Commissions under the Shelf Procedures and (ii) the U.S. Preliminary Prospectus, the U.S. Prospectus and the U.S. Warrant Prospectus shall have been filed with the Commission pursuant to General Instruction II.L of Form F-10 under the Securities Act, in each case within the applicable time period prescribed for such filing thereunder.

(j) The Shares and Warrant Shares shall have been approved for listing on Nasdaq, subject only to official notice of issuance, and the Shares, Warrants and Warrant Shares shall have been duly listed and posted for trading on the TSX, in each case, as of the opening of trading on the Closing Date, subject only to the Corporation fulfilling the Standard Listing Conditions and, in the case of Warrants, subject to distribution of the Warrants to the applicable minimum number of public securityholders pursuant to the offering of the Offered Units.

(k) The several obligations of the Underwriters to purchase Additional Units, Additional Shares and Additional Warrants hereunder upon the exercise by the Underwriters of the Over-Allotment Option are subject to the delivery to you on the applicable Option Closing Date of such documents as you may reasonably request with respect to the good standing of the Corporation, the due authorization and issuance of the Additional Shares, the Additional Warrants and the Warrant Shares (upon the exercise of such Additional Warrants), and the listing and posting for trading of the Additional Shares, the Additional Warrants and the Warrant Shares (upon the exercise of any Additional Warrants) on the TSX (subject, in the case of Warrants, to distribution of the Warrants to the applicable minimum number of public securityholders pursuant to the offering of the Offered Units) and the Additional Shares and the Warrant Shares (upon the exercise of any Additional Warrants) on Nasdaq to be sold on such Option Closing Date and other matters related to the issuance of such Additional Shares, Additional Warrants and Warrant Shares, including without limitation (i) legal opinions in form and substance satisfactory to counsel to the Underwriters, acting reasonably, and (ii) a certificate of an authorized signatory of the Corporation to the effect set forth in Section 6(b).

(l) No order, ruling or determination suspending, preventing or objecting to the use of any Prospectus, the Canadian Warrant Prospectus or the U.S. Warrant Prospectus or having the effect of ceasing, suspending or otherwise materially restricting the distribution of the Offered Units or trading in the common shares or any other securities of the Corporation shall have been issued by any Canadian Securities Commission, the SEC, the TSX or Nasdaq and no proceedings for that purpose shall have been instituted or pending or, to the knowledge of the Corporation, shall be threatened by any of the foregoing. Any request on the part of any Canadian Securities Commission, the SEC, the TSX or Nasdaq for additional information from the Corporation shall have been complied with.

(m) On or before the Closing Date, the Underwriters and counsel for the Underwriters shall have received such other information, documents, certificates and opinions as they may reasonably require in order to evidence the accuracy of any of the representations and warranties, or the satisfaction of any of the conditions or agreements, herein contained.

7. Waiver. The Corporation shall use its commercially reasonable efforts to cause all conditions in this Underwriting Agreement which relate to it to be satisfied. It is understood that the Underwriters may waive, in whole or in part, or extend the time for compliance with any of such terms and conditions without prejudice to their rights in respect of any subsequent breach or non-compliance, provided that to be binding on any Underwriter any such waiver or extension must be in writing and signed by such Underwriter.

8. Covenants of the Corporation. The Corporation covenants with each Underwriter as follows:

(a) To furnish to the Underwriters in Toronto or as directed by the Bookrunners, without charge, prior to 10:00 a.m. Toronto time on the business day next succeeding the date of this Agreement and during the period mentioned in Section 8(f) below, as many copies of the Prospectuses and any supplements and amendments thereto or to the Registration Statement as you may reasonably request. Each delivery of a Prospectus to an Underwriter will constitute the additional representation and warranty of the Corporation to the Underwriters that, as at the dates of such Prospectuses and as at the times of such delivery, the Prospectus being delivered (i) does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, (ii) does not contain any misrepresentation (within the meaning of applicable Canadian Securities Laws), and (iii) constitutes full, true and plain disclosure of all material facts and otherwise complies in all material respects with all applicable Canadian Securities Laws.

(b) To prepare the Canadian Prospectus and the U.S. Prospectus in a form approved by you and (i) to file the Canadian Prospectus with the ASC and each of the other Canadian Securities Commissions in accordance with the Shelf Procedures not later than the ASC’s close of business on the business day following the execution and delivery of this Agreement and (ii) to file the U.S. Prospectus with the Commission pursuant to General Instruction II.L of Form F-10 under the Securities Act not later than the Commission’s close of business on the business day following the date of the execution and delivery of this Agreement; and (iii) before amending or supplementing the Registration Statement, the Time of Sale Prospectus or the Prospectuses, to furnish to you a copy of each such proposed amendment or supplement and not to file any such proposed amendment or supplement to which you reasonably object.

(c) To prepare the Canadian Warrant Prospectus and the U.S. Warrant Prospectus in a form approved by you and (i) to file the Canadian Warrant Prospectus with the ASC and each of the other Canadian Securities Commissions in accordance with the Shelf Procedures prior to the Closing Date (it being understood that and agreed to by the Underwriters that the Canadian Warrant Prospectus will not be filed in respect of, and will not qualify any distribution of the Warrant Shares upon exercise of the Warrants in any province or territory in Canada) and (ii) to file the U.S. Warrant Prospectus with the Commission pursuant to General Instruction II.L of Form F-10 under the Securities Act prior to the Closing Date; the Corporation will notify the Underwriters promptly, and confirm the notice in writing when each of the Canadian Warrant Prospectus and U.S. Warrant Prospectus shall have been filed as described above.

(d) To furnish to you a copy of each proposed free writing prospectus to be prepared by or on behalf of, used by, or referred to by the Corporation and not to use or refer to any proposed free writing prospectus to which you reasonably object.

(e) Not to take any action that would result in an Underwriter or the Corporation being required to file with the Commission pursuant to Rule 433(d) under the Securities Act a free writing prospectus prepared by or on behalf of the Underwriter that the Underwriter otherwise would not have been required to file thereunder.

(f) During the period commencing on the execution of this Agreement and ending on the completion of the distribution of the Offered Units for purposes of Canadian Securities Laws and the Securities Act and the applicable rules and regulations of the Commission thereunder, to promptly inform the Underwriters in writing of the particulars of:

(i)

any change (whether actual, anticipated, contemplated, proposed or threatened) in the business, affairs, operations, assets, liabilities or other obligations (accrued, contingent or otherwise), condition (financial or otherwise), cash flows, income, results of operations, or capital of the Corporation and its Material Subsidiaries, taken as a whole (in each case, other than a change disclosed in the Time of Sale Prospectus and Prospectuses);

(ii)

any fact which has arisen or has been discovered that would have been required to have been stated in the Time of Sale Prospectus or either of the Prospectuses had that fact arisen or been discovered on or prior to the date of such document;

(iii)

any change in any fact contained or incorporated by reference in the Time of Sale Prospectus or either of the Prospectuses or any event or state of facts that has occurred after the date of this Agreement;

in each case, which change, fact or event is, or may be, of such a nature as (x) to render the Time of Sale Prospectus or either of the Prospectuses misleading or untrue in any material respect, (y) would result in the Time of Sale Prospectus or either of the Prospectuses containing a misrepresentation or not complying in any material respect with any Canadian Securities Laws or U.S. Securities Laws, as applicable, or (z) would reasonably be expected to have a significant effect on the market price or value of the Shares or Warrants or a Material Adverse Effect;

(g) In addition to the provisions of Section 8(f) and 8(h), to, in good faith, discuss with all of the Underwriters any change, fact or event contemplated in Section 8(f) or request, or communication contemplated in Section 8(h) which is of such a nature that there may be reasonable doubt as to whether notice need be given to the Underwriters under Section 8(f) or 8(h) and to consult with all of the Underwriters with respect to the form and content of any amendment or supplement to any of the Time of Sale Prospectus and Prospectuses proposed to be filed by the Corporation, it being understood and agreed that no such amendment or supplement will be filed with the ASC or the Commission prior to the review and approval of such amendment or supplement by all of the Underwriters and counsel to the Underwriters, acting reasonably.

(h) During the period commencing on the execution of this Agreement and ending on the completion of the distribution of the Offered Units for purposes of Canadian Securities Laws and the Securities Act and the applicable rules and regulations of the Commission thereunder, to promptly notify all of the Underwriters in writing of the particulars of: (i) any request of the ASC or the Commission for any amendment to the Time of Sale Prospectus or either of the Prospectuses or for any additional information relating to the offering; or (ii) the receipt by the Corporation of any communication, whether written or oral, from the ASC or the Commission, a stock exchange or a securities regulatory authority applicable to the Corporation or any Material Subsidiary.

(i) If the Time of Sale Prospectus is being used to solicit offers to buy the Offered Units at a time when the U.S. Prospectus is not yet available to prospective purchasers and any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Time of Sale Prospectus in order to make the statements therein, in the light of the circumstances, not misleading, or if any event shall occur or condition exist as a result of which the Time of Sale Prospectus conflicts with the information contained in the Registration Statement then on file, or if, in the opinion of counsel for the Underwriters, it is necessary to amend or supplement the Time of Sale Prospectus to comply with Applicable Law, forthwith to prepare, file with the Commission and the Canadian Securities Commissions and furnish, at its own expense, to the Underwriters and to any dealer upon request, either amendments or supplements to the Time of Sale Prospectus so that the statements in the Time of Sale Prospectus as so amended or supplemented will not, in the light of the circumstances when the Time of Sale Prospectus is delivered to a prospective purchaser, be misleading or so that the Time of Sale Prospectus, as so amended or supplemented, will no longer conflict with the Registration Statement, or so that the Time of Sale Prospectus, as so amended or supplemented, will comply with Applicable Law.

(j) If, during such period after the first date of the public offering of the Offered Units as in the opinion of counsel for the Underwriters either of the Prospectuses (or in lieu thereof the notice referred to in Rule 173(a) under the Securities Act) is required by law to be delivered in connection with sales by an Underwriter or dealer, any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Prospectuses (or one of them) in order to make the statements therein, in the light of the circumstances when the Prospectuses (or one of them) (or in lieu thereof the notice referred to in Rule 173(a) under the Securities Act) is delivered to a purchaser, not misleading, or if, in the opinion of counsel for the Underwriters, it is necessary to amend or supplement the Prospectuses (or one of them) to comply with Applicable Law, forthwith to prepare, file with the Commission and furnish, at its own expense, to the Underwriters and to the dealers (whose names and addresses you will furnish to the Corporation) to which Offered Units may have been sold by you on behalf of the Underwriters and to any other dealers upon request, either amendments or supplements to the Prospectuses (or one of them) so that the statements in the Prospectuses as so amended or supplemented will not, in the light of the circumstances when the Prospectuses (or one of them) (or in lieu thereof the notice referred to in Rule 173(a) under the Securities Act) is delivered to a purchaser, be misleading or so that the Prospectuses, as so amended or supplemented, will comply with Applicable Law.

(k) To comply with Canadian Securities Laws and the Securities Act and the rules and regulations of the Commission thereunder, and prepare and file or deliver promptly at your request, any amendment or supplement to the Prospectuses, which, in your opinion may be necessary, to continue to qualify the Shares and Warrants for distribution in each of the Canadian Qualifying Jurisdictions and the United States.

(l) To make generally available to the Corporation’s security holders and to you as soon as practicable an earning statement covering a period of at least twelve months beginning with the first fiscal quarter of the Corporation occurring after the date of this Agreement which shall satisfy the provisions of Section 11(a) of the Securities Act and the rules and regulations of the Commission thereunder.

(m) Whether or not the transactions contemplated in this Agreement are consummated or this Agreement is terminated, to pay or cause to be paid all expenses incident to the performance of the Corporation’s obligations under this Agreement, including: (i) the fees, disbursements and expenses of the Corporation’s counsel and the Corporation’s auditors in connection with the registration, qualification and delivery of the Shares, Warrants and Warrant Shares under the Securities Act and Canadian Securities Laws and all other fees or expenses in connection with the preparation and filing of the Registration Statement, the Preliminary Prospectuses, the Time of Sale Prospectus, the Prospectuses, the Canadian Warrant Prospectus, the U.S. Warrant Prospectus, any Marketing Materials (as hereinafter defined), any free writing prospectus prepared by or on behalf of, used by, or referred to by the Corporation, the Warrant Indenture and amendments and supplements to any of the foregoing, including all regulatory and stock exchange filing fees and the costs and charges of any transfer agent, warrant agent, registrar, custodian or depositary, all printing costs associated therewith, and the mailing and delivering of copies thereof to the Underwriters and dealers, in the quantities hereinabove specified, (ii) all costs and expenses related to the transfer and delivery of the Shares and Warrants to the Underwriters, including any transfer or other taxes payable thereon and to the issuance of the Warrant Shares upon payment of the applicable exercise price, (iii) all costs and expenses incident to listing the Shares, Warrants and Warrant Shares on the TSX and the Shares and Warrant Shares on Nasdaq, (iv) the cost of printing certificates representing the Shares, Warrants and Warrant Shares, if applicable, (v) the document production charges and expenses associated with printing this Agreement, (vi) other out-of-pocket expenses of the Underwriters (including, but not limited to, travel expenses in connection with due diligence and marketing activities, and fees and disbursements of the Underwriters’ legal counsels), and (vii) all other costs and expenses incident to the performance of the obligations of the Corporation hereunder for which provision is not otherwise made in this Section, including Canadian federal goods and services tax, harmonized sales tax and provincial sales tax, if any, in respect of any of the foregoing.

(n) To use its best efforts to have the Shares and Warrant Shares (upon the exercise of the Warrants) accepted for listing on Nasdaq and to have the Shares, Warrants and Warrant Shares (upon the exercise of the Warrants) accepted for listing on the TSX (subject, in the case of Warrants, to distribution of the Warrants to the applicable minimum number of public securityholders pursuant to the offering of the Offered Units), through the period of distribution of the Offered Units, maintain the listing of the Shares and Warrant Shares (upon the exercise of the Warrants) on Nasdaq and of the Shares, Warrants and Warrant Shares (upon the exercise of the Warrants) on the TSX and to file with such exchanges all documents and notices required by such exchanges of issuers that have securities that are listed on such exchanges.

(o) To use the net proceeds of the offering of Offered Units in the manner specified in each of the Time of Sale Prospectus and Prospectuses and for no other purpose.

(p) Not to directly or indirectly issue any common shares of the Corporation or securities or other financial instruments convertible into or having the right to acquire common shares of the Corporation (other than pursuant to rights or obligations under securities or instruments outstanding) or enter into any agreement or arrangement under which it transfers to another, in whole or in part, any of the economic consequences of ownership of common shares of the Corporation, whether that agreement or arrangement may be settled by the delivery of common shares of the Corporation or other securities or cash, or agree to become bound to do so, or disclose to the public any intention to do so, for a period from the date of execution of this Agreement until 90 days following the Closing Date without the prior written consent of the Bookrunners; provided that nothing herein shall prevent or restrict the Corporation from issuing or agreeing to issue any of its common shares or securities or other financial instruments convertible into or having the right to acquire its common shares (i) as consideration in connection with an acquisition of assets or of a business or entity, a consolidation, merger, combination or plan of arrangement, or a transaction or series of transactions entered into in response to an unsolicited bid by a third party to engage in any of the foregoing transactions, (ii) under any of the Corporation’s equity-based compensation plans outstanding on, or as proposed to be adopted as of, the date hereof, (iii) pursuant to rights or obligations under securities or instruments outstanding on the date hereof or issued as permitted by (i) or (ii) above, or (iv) on exercise of the Warrants.

(q) To use best efforts to procure agreements from the directors of the Corporation and the officers of the Corporation that are required to file insider reports pursuant to Canadian Securities Laws with the Underwriters, prior to the Closing Date, substantially in the form attached as Schedule IV hereto.

(r) During the distribution of the Offered Units: (i) the Corporation will provide its full cooperation, and cause its management to provide their full cooperation, in marketing the offering as the Underwriters may reasonably request, (ii) the Corporation shall prepare, in consultation with the Underwriters and their counsel, any “marketing materials” (as such term is defined in National Instrument 41-101 – General Prospectus Requirements) (“Marketing Materials”), including any template version thereof, to be provided to potential investors in the Offered Units, and approve in writing any template version of such Marketing Materials (which written approval shall constitute the Underwriters’ authority to use such Marketing Materials, including any limited-use versions thereof, in connection with the offering), as may reasonably be requested by the Underwriters, such Marketing Materials to comply with Canadian Securities Laws and to be acceptable in form and substance to the Underwriters and their counsel, acting reasonably, and (iii) the Corporation shall: (A) file template versions of any such Marketing Materials with the Canadian Securities Commissions as soon as reasonably practicable after such template versions of such Marketing Materials are so approved in writing by the Corporation and each of the Bookrunners and, in any event, on or before the day the Marketing Materials are first provided to any potential investor of Offered Units, and file any such Marketing Materials with the Commission pursuant to Rule 433(d) under the Securities Act on or before the day such Marketing Materials are first provided to any potential investor in the Offered Units, unless an exemption is available from such filing requirement and the conditions to the availability of such exemption are satisfied; and (B) remove and redact any comparables (and all disclosure relating to such comparables) from any template version so filed, in compliance with and to the full extent permitted by the Shelf Procedures, prior to filing such template version with the Canadian Securities Commissions (but such comparables shall not be removed from the version filed with the Commission pursuant to Rule 433(d) under the Securities Act); provided that a complete template version of such Marketing Materials containing such comparables and any disclosure relating to the comparables, if any, shall be delivered to the Canadian Securities Commissions in compliance with the Shelf Procedures by the Corporation, and a copy thereof provided to the Underwriters as soon as practicable following such filing. For greater certainty, it is acknowledged by the Corporation and each of the Bookrunners that each of them previously approved in writing the term sheet attached at Schedule II.A hereto.

(s) Not to, directly or indirectly, (i) take any action designed to cause or result in, or that constitutes or might reasonably be expected to constitute, the stabilization or manipulation of the price of any security of the Corporation to facilitate the sale or resale of the Shares, Warrant Shares or Warrants or (ii) sell, bid for, or purchase the Shares, Warrant Shares or Warrants, or pay anyone any compensation for soliciting purchases of the Shares, Warrant Shares or Warrants other than the Underwriters.

(t) To maintain, or cause to be maintained, all material permits, licenses and other authorizations required by federal, state and local law in order to conduct their businesses as described in the Registration Statement, the Time of Sale Prospectus and the Prospectuses, and to conduct its business, or cause their businesses to be conducted, in substantial compliance with such permits, licenses and authorizations and with applicable Environmental Laws, except where the failure to maintain or be in compliance with such permits, licenses and authorizations could not reasonably be expected to result in a Material Adverse Effect.

(u) The Corporation represents and warrants, and covenants and agrees, that it has not provided and it will not provide, during the distribution of the Offered Units, any Marketing Materials regarding the offering to potential investors, other than Marketing Materials (following the approval of any template version thereof in accordance with Section 8(r)) that are provided indirectly through the Underwriters or as a result of their filing.

(v) No determination has been made as to whether the Corporation is a “passive foreign investment company” (“PFIC”) within the meaning of section 1297(a) of the United States Internal Revenue Code of 1986, as amended (the “Code”). Promptly following the close of the current tax year, the Corporation shall (i) make a formal and accurate determination concerning its PFIC status; (ii) communicate such determination to holders of the Corporation’s common shares and securities convertible into, or exercisable for, such common shares in a manner calculated to broadly disseminate such information; and (iii) if the Corporation determines that it is a PFIC, provide to such holders, for each year in which the Corporation is a PFIC, all information and documentation that the purchaser would be required to obtain for U.S. federal income tax purposes in connection with making a “qualified electing fund” election under the meaning of Section 1295 of the Code with respect to the Corporation.

(w) The Corporation shall use its reasonable best efforts to cause there to be an effective registration statement registering the issuance of the Warrant Shares under the U.S. Securities Act, in each case, for so long as any Warrants are outstanding.

9. Covenants of the Underwriters.

(a) Each Underwriter severally covenants with the Corporation not to take any action that would result in the Corporation being required to file with the Commission under Rule 433(d) a free writing prospectus (other than the free writing prospectuses, if any, identified in Schedule III hereto, or any free writing prospectus prepared and filed in accordance with the terms of Section 8(r)) prepared by or on behalf of such Underwriter that otherwise would not be required to be filed by the Corporation thereunder, but for the action of the Underwriter.

(b) The Underwriters hereby severally further covenant and agree with the Corporation the following: (i) during the period of distribution of the Offered Units by or through the Underwriters, the Underwriters will offer and sell the Offered Units to the public only in the Canadian Qualifying Jurisdictions and in the United States directly and through other duly registered investment dealers and brokers, upon the terms and conditions set forth in the Time of Sale Prospectus, the Prospectuses and in this Agreement; (ii) the Underwriters will use reasonable efforts to sell the Offered Units at the Purchase Price and if any such Offered Units remain unsold after such reasonable efforts, the Underwriters may sell such Offered Units at such price lower than the Purchase Price as is permitted under Applicable Law; and (iii) the Underwriters will notify the Corporation when, in the Underwriters’ opinion, the Underwriters have ceased the distribution of the Offered Units, and, as soon as reasonably practicable after completion of the distribution, will provide the Corporation, in writing, with a breakdown of the number of Offered Units distributed in each of the Canadian Qualifying Jurisdictions where that breakdown is required by a Canadian Securities Commission for the purpose of calculating fees payable to, or making filings with, that Canadian Securities Commission. Except in the Canadian Qualifying Jurisdictions and in the United States, the Underwriters will not, directly or indirectly, solicit offers to purchase or sell the Offered Units or deliver any Prospectuses so as to require the registration of the Shares, Warrants and Warrant Shares, the filing of a prospectus with respect to the Offered Units, or the imposition of continuous disclosure obligations under the laws of any jurisdiction.

10. Indemnity and Contribution.

(a) The Corporation agrees to indemnify and hold harmless each Underwriter, and each of their respective officers, employees and agents, and each person, if any, who controls any Underwriter within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, and each affiliate of any Underwriter within the meaning of Rule 405 under the Securities Act from and against any and all losses (other than loss of profits), claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) caused by or based upon, directly or indirectly:

(i)

any untrue statement or alleged untrue statement of a material fact contained or incorporated by reference in the Registration Statement or any amendment thereof, any Preliminary Prospectus, the Time of Sale Prospectus, any issuer free writing prospectus as defined in Rule 433(h) under the Securities Act, any information regarding the Corporation that the Corporation has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act, or the Prospectuses or any amendment or supplement thereto, or any Marketing Materials or caused by any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading (in the light of the circumstances under which they were made, in each case other than the Registration Statement), except insofar as such losses, claims, damages or liabilities are caused by any such untrue statement or omission or alleged untrue statement or omission based upon information relating to any Underwriter furnished to the Corporation in writing by such Underwriter expressly for use therein;

(ii)

the non-compliance or alleged non-compliance of the Corporation with any requirement of Canadian Securities Laws or the Securities Act and the applicable rules and regulations of the Commission thereunder or stock exchange requirements in connection with this offering of the Offered Units;

(iii)	any breach by the Corporation of any representation or warranty contained in this Agreement; or

(iv)

any order made or inquiry, investigation or proceeding commenced or threatened by any securities regulatory authority, stock exchange or by any competent authority which prevents or restricts the trading in or sale of the Corporation’s securities or the distribution of the Offered Units in any jurisdiction.

(b) In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to Section 10(a), such person (the “indemnified party”) shall promptly notify the person against whom such indemnity may be sought (the “indemnifying party”) in writing and the indemnifying party, upon request of the indemnified party, shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the reasonable fees and disbursements of such counsel related to such proceeding. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel, (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them or (iii) the indemnifying party does not assume the defence of the proceeding on behalf of the indemnified party within a reasonable period of time after receiving notice thereof or, having assumed such defence, fails to pursue it diligently. It is understood that the indemnifying party shall not, in respect of the legal expenses of any indemnified party in connection with any proceeding or related proceedings in the same jurisdiction, be liable for (i) the fees and expenses of more than one separate firm (in addition to any local counsel) for all Underwriters, and all of their respective officers, employees and agents, and all persons, if any, who control any Underwriter within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act or who are affiliates of any Underwriter within the meaning of Rule 405 under the Securities Act and (ii) the fees and expenses of more than one separate firm (in addition to any local counsel) for the Corporation, the officers of the Corporation who sign the Registration Statement and each person, if any, who controls the Corporation within the meaning of either such Section. In the case of any such separate firm for the Underwriters and such officers, employees and agents, and such control persons and affiliates of any Underwriters, such firm shall be designated in writing by CGF and BMO. In the case of any such separate firm for the Corporation, officers of the Corporation and control persons of the Corporation, such firm shall be designated in writing by the Corporation. The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested the indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by the second and third sentences of this paragraph, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 60 days after receipt by the indemnifying party of the aforesaid request and (ii) the indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement. The indemnifying party shall not, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding.

(c) To the extent the indemnification provided for in Section 10(a) is unavailable to an indemnified party or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then the Corporation, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Corporation on the one hand and the indemnified party or parties on the other hand from the offering of the Offered Units or (ii) if the allocation provided by clause 10(c)(i) above is not permitted by Applicable Law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause 10(c)(i) above but also the relative fault of the Corporation on the one hand and of the indemnified party or parties on the other hand in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Corporation on the one hand and the Underwriters on the other hand in connection with the offering of the Offered Units shall be deemed to be in the same respective proportions as the net proceeds from the offering of the Offered Units (before deducting expenses) received by the Corporation and the total underwriting discounts and commissions received by the Underwriters, in each case as set forth in the table on the cover of each of the Prospectuses, bear to the aggregate Public Offering Price of the Offered Units. The relative fault of the Corporation on the one hand and the Underwriters on the other hand shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Corporation or by the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Underwriters’ respective obligations to contribute pursuant to this Section 10 are several in proportion to the respective number of Offered Units they have purchased hereunder, and not joint (nor joint and several).

(d) The Corporation and the Underwriters agree that it would not be just or equitable if contribution pursuant to this Section 10 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in Section 10(c). The amount paid or payable by an indemnified party as a result of the losses, claims, damages and liabilities referred to in Section 10(c) shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 10, (i) no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Offered Units underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages that such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission and (ii) no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The remedies provided for in this Section 10 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity or otherwise.

(e) The indemnity and contribution provisions contained in this Section 10 and the representations, warranties and other statements of the Corporation contained in this Agreement shall remain operative and in full force and effect regardless of (i) any termination of this Agreement, (ii) any investigation made by or on behalf of any Underwriter, and any of their respective officers, employees or agents, any person controlling any Underwriter, or any affiliate of any Underwriter, or by or on behalf of the Corporation, its officers or directors or any person controlling the Corporation and (iii) acceptance of and payment for any of the Offered Units.

(f) The indemnifying party hereby acknowledges and agrees that, with respect to this Section 10, the Underwriters are contracting on their own behalf and as agents for their affiliates, directors, officers, employees and agents and their respective affiliates, directors, officers, employees and agents (collectively, the “Beneficiaries”). In this regard, each of the Underwriters will act as trustee for the Beneficiaries of the covenants of the indemnifying party under this Section 10 with respect to the Beneficiaries and accepts these trusts and will hold and enforce those covenants on behalf of the Beneficiaries.

11. Termination. Each Underwriter shall be entitled, at such Underwriter’s sole option, to terminate and cancel, without any liability on such Underwriter’s part, its obligations under this Agreement to purchase the Firm Units and the Additional Units, Additional Shares and Additional Warrants, if any, by giving written notice to that effect to the Corporation at or prior to the Closing Date or the Option Closing Date, as applicable, if after the execution and delivery of this Agreement and prior to the Closing Date or the Option Closing Date, as applicable (i) trading generally shall have been suspended or materially limited on, or by, as the case may be, either of the TSX or Nasdaq, (ii) a material disruption in securities settlement, payment or clearance services in Canada or the United States shall have occurred, (iii) any moratorium on commercial banking activities shall have been declared by Canadian or United States authorities, (iv) any inquiry, investigation or proceeding in relation to the Corporation or its directors or officers, whether formal or informal, is commenced, announced, or threatened, which, in the opinion of that Underwriter, acting in good faith, would reasonably be expected to have a Material Adverse Effect, (v) any law or regulation under or pursuant to any statute of Canada or of any province thereof, or of the United States or any state or territory thereof, is promulgated or changed which in the opinion of that Underwriter, acting in good faith, operates to prevent or materially restrict the distribution of the Offered Units or trading of the Shares or Warrants or which, in the opinion of that Underwriter, acting in good faith, would reasonably be expected to have a material adverse effect on the market price or value of the Shares or Warrants or a Material Adverse Effect, (vi) there is, in the opinion of that Underwriter, acting in good faith, a material change or a change in any material fact or a new material fact arises that would reasonably be expected to have a material adverse effect on the market price or value of the Shares or Warrants or a Material Adverse Effect, (vii) there shall have occurred any catastrophe, accident, natural disaster, public protest, war, outbreak or escalation of hostilities or terrorist action, or any change in financial markets, currency exchange rates or controls or any calamity or crisis, or any other occurrence of any nature whatsoever (including, without limitation, any material escalation of the COVID-19 pandemic or any other pandemic, epidemic or outbreak of infectious disease or similar global health crisis on or after May 27, 2022), that, in that

Underwriter’s judgment, is material and adverse and which, singly or together with any other event specified in this clause, makes it, in that Underwriter’s judgment, impracticable or inadvisable to proceed with the offer, sale or delivery of the Offered Units on the terms and in the manner contemplated in the Time of Sale Prospectus or the Prospectuses, (viii) there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any law or regulation which, in the opinion of that Underwriter, seriously adversely affects, or involves, or will seriously adversely affect, or involve, the financial markets or the business, operations or affairs of the Corporation and its subsidiaries (taken as a whole), or (ix) the Corporation is in breach of any material term, condition or covenant of this Agreement or any representation or warranty given by the Corporation in this Agreement is false or becomes false in any material respect.

12. Effectiveness; Defaulting Underwriters. This Agreement shall become effective upon the execution and delivery hereof by the parties hereto.

If, on the Closing Date or an Option Closing Date, as the case may be, any one or more of the Underwriters shall fail or refuse to purchase Offered Units that it has or they have agreed to purchase hereunder on such date, the other Underwriters shall have the right to purchase, but not the obligation to purchase, in the proportions that the number of Firm Units set forth opposite their respective names in Schedule I bears to the aggregate number of Firm Units set forth opposite the names of all such non defaulting Underwriters, or in such other proportions as you may specify, the Offered Units which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase on such date. If, on the Closing Date, any Underwriter or Underwriters shall fail or refuse to purchase Firm Units and the aggregate number of Firm Units with respect to which such default occurs is more than one tenth of the aggregate number of Firm Units to be purchased on such date, and non-defaulting Underwriters have not elected to purchase such default Offered Units within 36 hours after such default, then each non-defaulting Underwriter shall have the several right to terminate its purchase obligation under this Agreement without any liability to it, and the Corporation shall have the right to proceed with the sale of the Offered Units (less the defaulted units and any other terminations by the Underwriters) to the remaining Underwriters or to terminate this Agreement without liability on the part of any non-defaulting Underwriter or the Corporation. In any such case either you or the Corporation shall have the right to postpone the Closing Date, but in no event for longer than seven days, in order that the required changes, if any, in the Registration Statement, in the Time of Sale Prospectus, in the Prospectuses or in any other documents or arrangements may be effected. If, on an Option Closing Date, any Underwriter or Underwriters shall fail or refuse to purchase Additional Units and the aggregate number of Additional Units with respect to which such default occurs is more than one tenth of the aggregate number of Additional Units to be purchased on such Option Closing Date, the non-defaulting Underwriters shall have the option to (i) terminate their obligation hereunder to purchase the Additional Units to be sold on such Option Closing Date or (ii) purchase not less than the number of Additional Units that such non defaulting Underwriters would have been obligated to purchase in the absence of such default. Any action taken under this paragraph shall not relieve any defaulting Underwriter from liability in respect of any default of such Underwriter under this Agreement.

If this Agreement shall be terminated by the Underwriters, or any of them, because of any failure or refusal on the part of the Corporation to comply with the terms or to fulfill any of the conditions of this Agreement, or if for any reason the Corporation shall be unable to perform its obligations under this Agreement, the Corporation will reimburse the Underwriters or such Underwriters as have so terminated this Agreement with respect to themselves, severally, for all out of pocket expenses (including the fees and disbursements of their counsel) reasonably incurred by such Underwriters in connection with this Agreement or the offering contemplated hereunder.

13. Entire Agreement.

(a) This Agreement represents the entire agreement between the Corporation and the Underwriters with respect to the preparation of any Preliminary Prospectus, the Time of Sale Prospectus, the Prospectuses, the conduct of the offering, and the purchase and sale of the Offered Units, and supersedes all prior agreements, understandings, negotiations and discussions, whether written or oral, between those parties with respect to their respective rights and obligations in respect of the transactions contemplated under this Agreement.

(b) The Corporation acknowledges that in connection with any activity that the Underwriters may undertake or have undertaken in furtherance of the offering, either before or after the date hereof: (i) the Underwriters have acted at arm’s length, are not agents of, and have assumed no, and owe no, fiduciary or advisory duties to the Corporation or any of its subsidiaries, their respective management, shareholders or creditors or any other person, (ii) the Underwriters owe the Corporation only those duties and obligations set forth in this Agreement, and (iii) the Underwriters may have interests that differ from those of the Corporation. The Underwriters hereby expressly disclaim any fiduciary or similar obligations to the Corporation or any of its subsidiaries, either in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions, and the Corporation hereby confirms its understanding and agreement to that effect. The Corporation waives and releases, to the full extent permitted by Applicable Law, any claims it may have against the Underwriters arising from any actual, potential or alleged breach of any fiduciary or similar duty to the Corporation in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions.

14. Survival. The representations, warranties, covenants, indemnities and contribution obligations of the Corporation contained in this Agreement shall survive the termination or completion of the transaction contemplated under this Agreement and remain in full force and effect thereafter for the benefit of the Underwriters until the later of (x) the third anniversary of the Closing Date and (y) the latest date under Canadian Securities Laws or the Securities Act, as applicable, that a purchaser of Offered Units may be entitled to commence an action or exercise a right of rescission, with respect to a misrepresentation contained in the Time of Sale Prospectus or either of the Prospectuses, regardless in each case (x) and (y) of (i) any investigation made by or on behalf of the Underwriters, (ii) delivery of and payment for the Offered Units and (iii) any subsequent disposition by the Underwriters of the Offered Units. The provisions of this Section 14 shall not apply if the Underwriters do not purchase any of the Offered Units. In such circumstances there shall be no further liability of the Corporation to the Underwriters under the terms of this Agreement except in respect of any liability that may have arisen or may thereafter arise under Section 8(m) or Section 10.

15. Action by the Underwriters. All steps which must or may be taken by the Underwriters in connection with this Agreement, with the exception of matters relating to termination, waiver and the settlement of any indemnity claim may be taken by you on your behalf and on behalf of the other Underwriters, and the execution of this Agreement shall constitute the Corporation’s authority for accepting notification of any such steps or instructions by you.

16. Counterparts. This Agreement may be signed in two or more counterparts (including by facsimile or pdf), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

17. Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

18. Headings. The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed a part of this Agreement.

19. Notices. All communications hereunder shall be in writing and effective only upon receipt and if to the Underwriters shall be delivered, mailed or sent to you in care of Canaccord Genuity Corp., P.O. Box 516, 161 Bay Street, Suite 3000, Toronto, ON M5J 2S1, Attention: Steve Winokur and BMO Nesbitt Burns Inc., 100 King Street West, 4th Floor, Toronto, ON M5X 1H3, Attention: Andrew Warkentin, with a copy to Attention: Legal Department, with a copy (which shall not constitute notice to the Underwriters) to Blake, Cassels & Graydon LLP, 199 Bay St., Suite 4000, Toronto, ON M5L 1A9, Attn: Tim Andison, and with a copy (which shall not constitute notice to the Underwriters) and to Paul, Weiss, Rifkind, Wharton & Garrison LLP, 77 King Street West, Suite 3100, Toronto, ON M5K 1J3, Attn: Adam M. Givertz; if to the Corporation shall be delivered, mailed or sent to Aurora Cannabis Inc. 4818 31 Street East, Edmonton International Airport, Alberta, T9E 0V6, attention: General Counsel, with a copy (which shall not constitute notice to the Corporation) to Stikeman Elliott LLP, 666 Burrard Street, Vancouver, BC V6C 2X8, Attn: Michael Urbani and with a copy (which shall not constitute notice to the Corporation) to Jenner & Block LLP, 1155 Avenue of the Americas, New York, NY 10036, Attn: Martin C. Glass.

20. Severability. If any provision of this Agreement is determined to be void or unenforceable, in whole or in part, such void or unenforceable provision shall not affect or impair the validity of any other provision of this Agreement and shall be severable from this Agreement.

21. No Amendment or Waiver. No amendment or waiver of any provision of this Agreement shall be binding on either party unless consented to in writing by such party. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

22. Time of The Essence. Time shall be of the essence in this Agreement and, following any waiver or indulgence by any party, time shall again be of the essence of this Agreement.

23. Recognition of the U.S. Special Resolution Regimes. In the event that any Underwriter that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Underwriter of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States. In the event that any Underwriter that is a Covered Entity or a BHC Act Affiliate of such Underwriter becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against such Underwriter are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

For purposes of this Section 14, a “BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k). “Covered Entity” means any of the following: (i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b); (ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or (iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b). “Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable. “U.S. Special Resolution Regime” means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

24. Language. The parties have expressly required this Agreement and all other documents required or permitted to be given or entered into pursuant hereto to be drawn up in the English language only. Les parties ont expressément demandé que la présente convention de prise ferme ainsi que tout autre document à être ou pouvant être donné ou conclu en vertu des dispositions des présentes, soient rédigés en langue anglaise seulement.

[Signature pages follow.]

Very truly yours,

AURORA CANNABIS INC.

By:	/s/ Glen Ibbott
Name: Glen Ibbott
Title: Chief Financial Officer

[Signature page to underwriting agreement]

Accepted as of the date hereof

By:	CANACCORD GENUITY CORP.

By:	/s/ Steve Winokur
Name: Steve Winokur
Title: Managing Director

[Signature page to underwriting agreement]

By:	BMO NESBITT BURNS INC.

By:	/s/ Andrew Warkentin
Name: Andrew Warkentin
Title: Managing Director

[Signature page to underwriting agreement]

By:	ATB CAPITAL MARKETS INC.

By:	/s/ Adam Carlson
Name: Adam Carlson
Title: Managing Director

[Signature page to underwriting agreement]

By:	CANTOR FITZGERALD CANADA CORPORATION

By:	/s/ Elan Shevel
Name: Elan Shevel
Title: Chief Compliance Officer

[Signature page to underwriting agreement]

By:	CIBC WORLD MARKETS INC.

By:	/s/ Paul Gorman
Name: Paul Gorman
Title: Managing Director

[Signature page to underwriting agreement]

By:	STIFEL NICOLAUS CANADA INC.

By:	/s/ Brandon Roopnarinesingh
Name: Brandon Roopnarinesingh
Title: Director

[Signature page to underwriting agreement]

SCHEDULE I

Underwriter	Number of Firm Units To Be Purchased
Canaccord Genuity Corp.	26,326,750
BMO Nesbitt Burns Inc.	13,163,375
ATB Capital Markets Inc.	7,959,250
Cantor Fitzgerald Canada Corporation	4,591,875
CIBC World Markets Inc.	4,591,875
Stifel Nicolaus Canada Inc	4,591,875
Total:	61,225,000

SCHEDULE II

Time of Sale Prospectus

U.S. Preliminary Prospectus.

Term sheet dated May 27, 2022, substantially in the form of Schedule II A.

Schedule II A

(Please see attached.)

Aurora Cannabis Inc. Treasury Offering of Units May 27, 2022

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada (except Québec). A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

The Company has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you may request in Canada from Canaccord Genuity Corp., 161 Bay Street, Suite 3000, Toronto, ON M5J 2S1 and in the United States from Canaccord Genuity LLC, 99 High Street, Suite 1200, Boston, Massachusetts 02110, Attn: Syndicate Department, by telephone at (617) 371-3900, or by email at prospectus@canaccordgenuity.com.

Investing in securities of the Company involves a high degree of risk. You should carefully review the risks outlined in the final base shelf prospectus (together with any prospectus supplement) and in the documents incorporated by reference in the final base shelf prospectus and any prospectus supplement and consider such risks in connection with an investment in such securities. See “Risk Factors” in the final base shelf prospectus. Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully in the final base shelf prospectus. Prospective investors should read the tax discussion contained in the applicable prospectus supplement with respect to the offering described herein.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

Issuer:	Aurora Cannabis Inc. (“Aurora” or the “Company”).

Amount:	US$150,001,250 with an additional 15% over-allotment option.

Issue:	Treasury offering of 61,225,000 units of the Company (“Units”).

Issue Price	US$2.45 per Unit.

Units:	Each Unit consists of one common share of the Issuer (a “Share”) and one common share purchase warrant (a “Warrant”).

Common Share Purchase Warrants:	Each Warrant will entitle the holder to acquire one Share from the Company at a price of US$3.20 per Share for a period of 36 months following Closing.

Over-Allotment Option:

The Company has granted the underwriters an option, exercisable at the Issue Price at any time up to 30 days following the closing of the offering, to purchase up to an additional 15% of the offering (which may be comprised of the acquisition of additional Units, Shares and/or Warrants) to cover overallotments, if any.

Use of Proceeds:	The Company intends to use the net proceeds of the offering for general corporate purposes.

Listing:

Application will be made to list the Common Shares on the Toronto Stock Exchange (the “TSX”) and on the Nasdaq Global Select Market (the “NASDAQ”) and the Warrants on the TSX. Listing will be subject to fulfilling all the listing requirements of the TSX and NASDAQ, respectively, including distribution of the Warrants to a minimum number of public security holders. The existing common shares of the Company are listed on the TSX under the symbol “ACB” and the NASDAQ under the symbol “ACB”.

Form of Offering: Bought Deal

Public offering by way of a final base shelf prospectus and prospectus supplement filed in each of the provinces of Canada (except Québec) and pursuant to the multijurisdictional disclosure system in the United States.

Eligibility:	Eligible for DPSPs, RDSPs, RESPs, RRIFs, RRSPs and TFSAs.

Bookrunners:	Canaccord Genuity and BMO Capital Markets

Underwriting Fee:	4.25%

Pricing Date:	May 26, 2022

Closing:	June 1, 2022

SCHEDULE III

None.

SCHEDULE IV

Form of Lock-Up Letter

May 27, 2022

Canaccord Genuity Corp.

BMO Nesbitt Burns Inc.

c/o Canaccord Genuity Corp.

P.O. Box 516

161 Bay Street, Suite 3000

Toronto, ON M5J 2S1

c/o BMO Nesbitt Burns Inc.

100 King Street West, 3rd Floor

Toronto, ON M5X 1H3

RE:	Aurora Cannabis Inc. (the “Corporation”)

Ladies and Gentlemen:

The undersigned is an owner of record or a beneficial owner of certain common shares, without par value, of the Corporation (“Shares”) or securities convertible into or exchangeable or exercisable for Shares. The Corporation proposes to carry out an offering (the “Offering”), of units of the Corporation, with each unit consisting of one Share and one-half of one Share purchase warrant of the Corporation for which you will act as the Underwriters (as defined in the Underwriting Agreement (as defined below) relating to the Offering to which the Corporation is a party). The undersigned recognizes that the Offering will be of benefit to the undersigned and will benefit the Corporation. The undersigned acknowledges that you are relying on the representations and agreements of the undersigned contained in this letter agreement in carrying out the Offering and, at a subsequent date, entering into an Underwriting Agreement (the “Underwriting Agreement”) with the Corporation with respect to the Offering.

In consideration of the foregoing, and for other good and valuable consideration, the receipt of and sufficiency of which are hereby acknowledged, the undersigned hereby agrees that the undersigned will not, without the prior written consent of Canaccord Genuity Corp. (“CGF”) and BMO Nesbitt Burns Inc. (“BMO”) (which consent may be withheld in their sole discretion), directly or indirectly, (1) sell, offer, contract or grant any option to sell (including without limitation any short sale), pledge, assign transfer, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise dispose of any Shares, options or warrants to acquire Shares, or securities exchangeable or exercisable for or convertible into Shares currently or hereafter owned either of record or beneficially (as defined in Rule 13d-3 under the Exchange Act) by the undersigned, (2) enter into any swap, hedge or similar arrangement or agreement that transfers, in whole or in part, the economic risk of ownership of all or any part of the Shares, or securities exchangeable or exercisable for or convertible into Shares currently or hereafter owned either of record or beneficially (as defined in Rule 13d-3 under the Exchange Act) by the undersigned regardless of whether any such transaction is to be settled in securities, in cash or otherwise, (3) make any demand for or exercise any right or cause to be filed (i) a registration statement, including any amendments thereto, with the U.S. Securities and Exchange Commission or (ii) a Canadian prospectus under applicable Canadian securities laws with respect to the registration or qualification of any Shares or securities exchangeable or exercisable for or convertible into Shares or any other securities of the Corporation or (4) publicly announce an intention to do any of the foregoing, for a period commencing on the date hereof and continuing through the close of trading on the date 90 days after the date of the Underwriting Agreement (the “Lock-up Period”); provided, that the foregoing restrictions shall not apply to the transfer of any or all of the Shares owned by the undersigned, either during his lifetime or on death, by gift, will or intestate succession to the immediate family of the undersigned, or to a trust with respect to which one or more of the undersigned or an immediate family member of the undersigned is the exclusive beneficiary, or as a distribution to the limited partners, members, shareholders or affiliates of the undersigned; provided, however, that in any such case, it shall be a condition to such transfer that (A) such transfer is not for value, (B) the transferee executes and delivers to CGF and BMO an agreement stating that the transferee is receiving and holding the Shares subject to the provisions of this letter agreement, and there shall be no further transfer of such Shares, except in accordance with this letter agreement and (C) no public disclosure and no filing by any party to the transfer (donor, donee, transferor or transferee) under the Exchange Act and the applicable Canadian securities laws shall be required nor shall be voluntarily made reporting a reduction in beneficial ownership of the Shares in connection with such transfer or distribution prior to the expiration of the Lock-up Period (as the same may be extended pursuant to the terms hereof).

The undersigned also agrees and consents to the entry of stop transfer instructions with the Corporation’s transfer agent and registrar against the transfer of Shares or securities convertible into or exchangeable or exercisable for Shares held by the undersigned except in compliance with the foregoing restrictions.

This letter agreement is irrevocable and will be binding on the undersigned and the respective successors, heirs, personal representatives, and assigns of the undersigned.

The undersigned hereby represents and warrants that the undersigned has full power, capacity and authority to enter into this letter agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

This letter agreement shall automatically terminate and be of no further effect upon the earliest to occur, if any, of (i) the date that the Corporation advises CGF and BMO, in writing, prior to execution of the Underwriting Agreement, that it has determined not to proceed with the Offering, or the (ii) termination of the Underwriting Agreement prior to the closing of the Offering.

This letter agreement shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Printed Name of Holder

By:

Signature

Printed Name of Person Signing
(and indicate capacity of person signing if signing as custodian, trustee, or on behalf of an entity)